Antigenics Annual Report 2001

AnTigenics Inc

P.E.
12/31/01

Challenging convention

to redefine medicine



COVER: Jungle Jim. Sunday afternoons with Sara.

In its search for therapies to treat serious diseases, Antigenics has broken new scientific ground by challenging conventional thinking, and by helping to bring about a new awareness of quality of life issues among patients and physicians. Focusing on therapeutic vaccines and other cutting edge treatments for diseases such as cancer, genital herpes, malaria, HIV and degenerative disorders, Antigenics develops products that are designed to improve on conventional treatments and enhance quality of life. The company continues to push ahead with several late stage products that have the potential to dramatically change the way medicine is practiced today. In the process, Antigenics has emerged as one of the preeminent innovators in the fields of cancer, immunology and personalized medicine.

A better way

to get better


Sunrise on the beach. My favorite time to walk.

Tailoring a vaccine

from each patient's tumor

Conventional cancer therapies can be harsh, debilitating and frequently ineffective. Oncophage, Antigenics' breakthrough immunotherapy, is a different kind of treatment. Oncophage is a therapeutic vaccine customized for each patient – designed to be safer, less toxic, and potentially more effective than current conventional products. With Antigenics' revolutionary heat shock protein technology, the opportunities for new therapeutic vaccines to treat a broad range of cancers are vast.


ONCOPHAGE®
PHASE I/II
PHASE II
PHASE III
MARKET
Kidney Cancer
Melanoma
Colon Cancer

CANCER

ONCOPHAGE® The fact is that for most cancer patients, basic treatment options are essentially the same as they were 30 years ago – chemotherapy, radiation therapy, surgery. For many, these options represent no choice at all. Once approved, Oncophage may offer cancer patients the first potential alternative to conventional treatment.

In clinical trials, Oncophage, Antigenics' leading compound, has already shown significant potential to treat a variety of cancer types without many of the side effects associated with traditional therapies. Currently in Phase III trials in renal cell carcinoma and melanoma, Oncophage was the first personalized therapeutic cancer vaccine to ever receive Fast Track designation from the U.S. Food and Drug Administration (FDA) for both indications. So far, a number of the 300 patients who have been treated with Oncophage appear to have experienced an improvement in their condition – without the harsh and often debilitating side effects that are typical with conventional treatment. Oncophage is designed to target only cancer cells while leaving normal cells unharmed.

Oncophage consists of a class of proteins known as heat shock proteins, which are taken from each patient's cancer. These proteins contain unique signals that can reprogram the patient's own immune system to recognize and kill cancer cells. Many patients taking Oncophage have no need for intensive care, extensive hospitalization or additional therapies. Some even continue to lead normal working lives during their course of therapy.

Oncophage is cost-effective to manufacture and administer. First, a tumor sample is taken from the patient. The sample is shipped to Antigenics' manufacturing facility, where the individual vaccine is produced within a day. Oncophage arrives ready-to-use at local oncology treatment sites. The end result is personalized cancer therapy in a vial.


Before Oncophage
After Oncophage

For advanced melanoma patients and those suffering from renal cell carcinoma, the current treatment options are limited. Oncophage offers a potentially new paradigm, one that may enhance outcomes while creating a new way of attacking cancer. By focusing as much on the patient's well being as it does on treating the disease, Oncophage is designed to improve cancer therapy.

Oncophage is a therapeutic cancer vaccine utilizing heat shock proteins that can reprogram each patient's immune system to recognize and attack the cancer.

Fast Track Programs are designed to facilitate the development and expedite FDA review of new drugs to treat serious or life-threatening diseases.

Renal Cell Carcinoma is the most common type of kidney cancer, affecting about three out of 10,000 people, and causing 12,000 deaths in the United States each year.

Melanoma is the most serious form of skin cancer. While melanoma accounts for only about 4 percent of skin cancer cases, it causes nearly 79 percent of skin cancer deaths. The American Cancer Society estimates that about 53,600 new melanomas will be diagnosed in the United States during 2002.

CANCER

AROPLATIN™ AND ATRA-IV Antigenics' Aroplatin and ATRA-IV fit the company's long-term goal of creating novel therapies for serious diseases that represent advanced alternatives to conventional cancer treatments. Both are unique liposomal formulations that offer increased bioavailability, which is the amount of drug absorbed into the patient's body. Liposomes are microscopic spheres composed of lipids or fats that are designed specifically to encapsulate drugs as a payload, and protect them from degradation inside the body. By increasing the drug's bioavailability, treatment effect may also be extended. In some cases, liposomal drugs have been shown to accumulate at the site of a tumor, delivering higher concentrations of the drug to a disease target, making them potentially more target-specific. In addition, the liposomal delivery system can help to reduce the damaging effects of some drugs on healthy tissues, markedly improving the drug's safety profile.


Aroplatin
mg) in a lipid formul
Phosphatidyl Cholin
Phosphatidyl Glycer
d powder for injectio
tore in refrigerator at 2°





Aroplatin is a next generation novel platinum analogue similar to oxaliplatin, a drug that is widely prescribed in Europe for the treatment of colorectal cancer. Aroplatin has been designed to substantially reduce the drug resistance often associated with current platinum drugs. Antigenics is pursuing indications for Aroplatin in a variety of cancers, and plans to initiate Phase II trials in colorectal and pancreatic cancers.

ATRA-IV is a lipid-based, intravenous formulation of all-*trans*-retinoic acid (ATRA). Retinoids are complex molecules that include both natural and synthetic derivatives of retinol, otherwise known as vitamin A. ATRA has already been approved and marketed as an oral formulation for the treatment of acute promyelocytic leukemia. Antigenics' liposomal formulation of ATRA-IV was designed to increase its bioavailability. Antigenics plans to initiate a Phase II trial of ATRA-IV in one or more hematological malignancies.

Antigenics' world-class immune system technology and liposomal encapsulation provide the company with a significant number of therapeutic alternatives for potential development. For patients and physicians, the possibility of new treatments for cancer and other serious human diseases are suddenly well within reach.

Aroplatin and ATRA-IV are unique liposomal formulations of existing classes of compounds designed to treat a range of cancers with improved bioavailability compared with more conventional delivery methods. Liposomal encapsulation can make medicines more target-specific, improve their safety profile and reduce dosing requirements. Aroplatin is a third-generation platinum chemotherapy similar to oxaliplatin, a compound available to patients in Europe, Asia and Latin America for the treatment of colorectal cancer. ATRA-IV is the intravenous formulation of oral ATRA, which has already been approved by the FDA.

"Unique liposomal formulations that offer increased bioavailability."

Antigenics' liposomal formulation technology has the potential to alter the treatment of a variety of cancers by delivering medicines into the body with increased bioavailability. Liposomal encapsulation can make medicines more target-specific, improve their safety profile and even help simplify patients' dosing regimens. In the future, these new formulations may give physicians a unique set of weapons to fight against cancer – and give patients new hope.

Creating a new generation

of cancer therapies



Family picnic. Teaching cat's cradle to Jennie.

QS-21 CURRENT TRIALS

	INDICATION	STATUS	PARTNER	ENROLLMENT
Infectious Diseases	**Hepatitis B**	**Phase II**	**GlaxoSmithKline**	**20**
	HIV	**Phase I/II**	**Vaxgen**	**60**
	Genital Herpes	**Phase I**	**GlaxoSmithKline**	**120**
	Respiratory Virus	**Phase I**	**Wyeth**	**60**
	Malaria	**Phase IIB**	**GlaxoSmithKline**	**250**
Cancer	**Melanoma**	**Phase III**	**Progenics**	**987**
	Melanoma	**Phase III**	**Progenics**	**1300**
Degenerative Disorders	**Alzheimer's Disease**	**Phase IIA**	**Elan**	**375**

MALARIA AND HIV

QS-21 QS-21, part of Antigenics' family of adjuvants, is a companion compound used in vaccines to significantly improve the quality of immune response. QS-21 is currently used in products being developed by several leading pharmaceutical companies to combat a variety of chronic and debilitating diseases, including malaria, hepatitis B, melanoma and HIV. To date, QS-21 has been tested in more than 3,000 patients in over 50 clinical trials. As one of the most widely studied adjuvants in the world, QS-21 has proven its ability to stimulate both antibody and T-cell responses at very low doses. QS-21 integrates easily with most vaccine formulations.

QS-21 is an immune adjuvant booster used in a variety of products under development for the treatment of diseases and disorders, including malaria and HIV.

Malaria is a chronic parasitic disease spread by the bite of the female Anopheles mosquito that affects an estimated 300 million to 500 million people each year.

HIV is the virus that causes AIDS. There are up to 900,000 people infected with HIV in the United States, with about 40,000 new HIV infections occurring each year.

In April of last year, Antigenics was awarded a grant from the National Institutes of Health to advance development of a vaccine containing QS-21 for the prevention of malaria, one of the world's most widespread and dangerous infectious diseases. In fact, QS-21 scored some early success with GlaxoSmithKline's Phase IIB malaria vaccine trial, results of which were recently published in *The Lancet*. In June 2001, the news on QS-21 got even better. Antigenics received a U.S. patent that significantly expanded the number of potential applications for the company's family of adjuvants. The patent covers novel combinations of QS-21 with additional, related adjuvants, which may be highly useful for vaccine formulations with stringent tolerability requirements, such as pediatric vaccines.

Other studies of QS-21 include two HIV vaccine development programs. Preclinical studies showed that GlaxoSmithKline's HIV vaccine protected monkeys from infection only when QS-21 was included in the vaccine formulation. Furthermore, VaxGen demonstrated in human trials of their HIV vaccine that the addition of QS-21 reduced by 200-fold the amount of antigen required to induce immune response.



QS-21 may also help in the fight against possible future bioterrorist threats. Vaccines for pathogens such as smallpox and anthrax are in short supply. Studies show that adding QS-21 to formulations could increase vaccine supply and improve cost-effectiveness of vaccine production. Antigenics is in discussions with vaccine manufacturers and members of the U.S. government regarding the benefits of QS-21 in anti-bioterrorism vaccine development.



Slam dunk. Shooting hoops with Billy.

Extending the effectiveness of vaccines

To be effective, vaccines need to boost the level of patients' immune response. QS-21, Antigenics' antibody response adjuvant, is used in several products under development to combat a host of chronic, often deadly diseases, including malaria, HIV and melanoma. To date, QS-21 has been studied in more than 3,000 patients in over 50 clinical trials, making it one of the most widely tested adjuvants in the world.

"An off-the-shelf immunology product using Antigenics' heat shock protein technology."

The spread of sexually transmitted disease is global in nature and unpredictable in its outcome. Current treatments for genital herpes, a serious viral infection that affects millions worldwide, offer only symptomatic relief. This family of heat shock protein-based products is designed to be curative for genital herpes and other infectious diseases. An off-the-shelf product, AG-702 may be the first in a powerful new class of infectious disease treatments.

Boosting the immune system



Spring break. Getting a lift from Alex.

GENITAL HERPES

AG-702 Although often overshadowed in the media by other sexually transmitted diseases, genital herpes remains a serious global problem. A recent report in the *New England Journal of Medicine* found that more than 150,000 new cases of genital herpes occur each year in the United States, and that at least 45 million individuals, or one in five Americans, are already infected. The World Health Organization estimates that approximately 21 million people worldwide are infected each year. Women infected with the herpes virus can experience serious complications during childbirth. Herpes has also been associated with more serious sexually transmitted diseases, especially HIV infections, because pathogens can gain easy access to the body through herpes lesions, which can reoccur as many as eight times a year.



Herpes Simplex Virus Type 2 is a virus of the Herpesviridae family that is responsible for most cases of genital herpes. The virus causes blisters on the genitals, similar to cold sores, accompanied by flu-like symptoms. Herpes continues to live in the body between outbreaks, and recurrent episodes of symptoms may occur. Neonatal transmission occurs during birth if the mother is actively shedding the virus. Infection of the infant causes severe illness and has a high mortality rate. No cure is available.

While current antiviral medications may reduce the severity of herpes outbreaks, none stop the infections from reoccurring, and none offer anything close to a cure. Antigenics' AG-702, with its highly targeted heat shock protein technology, has the potential to change the current treatment paradigm. AG-702 is the company's first use of heat shock protein technology in an off-the-shelf immunology product.

Early studies in animals show that AG-702 induces disease-specific cell-mediated immune responses. These results have been corroborated by independent academic research demonstrating that heat shock protein-peptide complexes provide protective immunity against infection with the genital herpes virus. If AG-702 is shown to activate T cells in human studies, the result would be a significant advance over previous herpes vaccine programs.

To determine safety and immune response, a Phase I study of AG-702 is being conducted in healthy volunteers and patients with genital herpes at the University of Washington in Seattle, home of the world's largest herpes research center. If these studies prove successful, AG-702 may pave the way for a new generation of safe and effective therapies in the global fight against a variety of serious infectious diseases.

DIABETES, ARTHRITIS AND MULTIPLE SCLEROSIS

DISCOVERY RESEARCH: CD91 Building on the initial success of Oncophage, Aroplatin and AG-702, Antigenics' discovery research continues to develop new compounds that are designed to be effective, yet less toxic. Our focus is the development and expansion of Antigenics' complementary core technology platforms. Based on these powerful technologies, our scientists have begun expanded research into treatments for a variety of cancers, as well as finding new ways to control the body's immune system.



One of our most innovative research projects is the investigation into the CD91 receptor, the pathway through which heat shock proteins activate cellular immune response. As a therapeutic target, the CD91 receptor presents a remarkable opportunity for controlling human immune response. Although far too early for a definitive answer, the CD91 receptor may be a supremely elegant method of addressing the unmet challenges of autoimmune diseases such as diabetes, arthritis and multiple sclerosis.

Drugs that interact with the CD91 pathway can work to open or block that pathway – in effect, turning part of the body's immune system on or off. Rather than reprogramming T cells, blocking the CD91 pathway *prevents* T-cell activation, which could have a significant impact on autoimmune diseases, where the body's immune system mistakenly attacks itself.

What makes the CD91 receptor so intriguing as a therapeutic target is its unique singularity. While most receptors have alternative pathways built into their cellular hosts, the CD91 receptor does not. Blocking the pathway effectively shuts off the immune response, making it a simple but extremely powerful "on and off" switch. Antigenics is in the process of developing both small and large molecule compounds that interact with the receptor, and expects to move these compounds into preclinical discovery phase within the next few years.

TECHNOLOGY

CD91

INDICATIONS

Arthritis
Multiple Sclerosis
Diabetes



Chairman's letter

Since its beginning, Antigenics has been defined by our passion to provide new medical alternatives for patients and physicians. We are challenging current therapeutic norms by focusing on the development of products that offer less toxic and more effective treatment options for a host of serious diseases. That passion remains the driving force behind our work. But our drive to dramatically improve the lives of patients doesn't stop at the laboratory door. As a company poised to achieve a major commercialization breakthrough within the next few years, we have managed our day-to-day affairs as conscientiously and as rigorously as we have our product pipeline. Whether in the boardroom or the clinic, we conduct every aspect of our business with the highest ethical standards. As individuals, we strive for excellence in our work.

The value of our approach has been demonstrated in the success we have achieved as a company over the last eight years. In 2001, we reached a number of critical milestones that moved us even closer to our goal:

- In October 2001, the FDA designated Oncophage a Fast Track product for the treatment of renal cell carcinoma, making it the first personalized cancer vaccine to ever receive that designation. In January 2002, the agency also designated Oncophage a Fast Track development program in the treatment of melanoma. As a result, the agency will expedite the development and review of Oncophage, currently in Phase III clinical trials for both indications. The action taken by the FDA represents another milestone in a line of regulatory achievements for Oncophage, and a further indication of its potential value to treat cancer. Renal cell carcinoma and melanoma have a combined market potential of more than $1 billion annually.
- In July 2001, Antigenics acquired Aronex Pharmaceuticals, Inc. The acquisition added two advanced-stage cancer products: Aroplatin, a novel platinum analogue designed to be more effective than current platinum drugs in treating cancer; and ATRA-IV, an intravenous formulation of ATRA (all-*trans*-retinoic acid) for the treatment of leukemia and other cancers. We plan to evaluate both compounds in Phase II clinical trials. The acquisition also brought a liposomal encapsulation technology platform to our strategic mix, strengthening Antigenics' position as a biopharmaceutical company with multiple approaches to the treatment of cancer and other serious diseases.
- We continue to strengthen our management team, adding talent and depth in areas vital to our long-term commercial success – regulatory affairs, clinical development and strategic planning. We appointed Russell Herndon, former head of Genzyme's Tissue Repair division, to the position of Chief Operating Officer. After an impressive first year, Mr. Herndon became President and COO of Antigenics in early 2002. This promotion complements a strong management team that includes Chief Medical Officer Jonathan Lewis, M.D., Ph.D., and Vice Chairman Elma Hawkins, Ph.D., M.B.A. All three bring a wealth of regulatory and medical affairs experience to the company – experience that will be instrumental in successfully moving Antigenics toward its goal of commercialization in the years ahead.

How We Define Ourselves:
CORE TECHNOLOGIES

Our focus on immunology, cancer and personalized medicine was not a haphazard choice. They represent vast areas of unmet medical needs – and areas of significant opportunity where smart science and medicine can make a difference for patients and physicians. By focusing on these carefully selected choices, Antigenics has emerged as one of the most advanced companies in delivering the potential benefits of personalized medicine to cancer patients around the world.

Oncophage, our leading product, incorporates all three areas of focus in a single elegant package, carrying with it the potential to redefine the practice of modern oncology. Despite recent advances, current cancer treatments remain unacceptably harsh and limited in their ability to actually cure the disease. Oncophage is a totally unique product that avoids the shotgun approach of traditional chemotherapy. By utilizing multiple antigens derived directly from the patient's own cancer, Oncophage potentially offers compelling therapeutic benefits over other vaccine approaches. With Oncophage, patients may no longer have to suffer debilitating treatments that erode their quality of life.

The use of heat shock proteins, our core immunology technology, remains one of the most effective methods of activating cellular immune response today. This has been confirmed in our own preclinical and clinical development, and has quickly gained prominence across the entire field of oncology. A recent report published in the *Journal of the National Cancer Institute* calls Antigenics' research the "best integrated, basic science, and clinical story there is in vaccine research..."

The idea of using the best available technology to produce better treatments for patients governs our entire approach to health care:

- Our QS-21 adjuvant markedly improves immune response to vaccine antigens and is one of the most widely tested adjuvants in the world today. For example, GlaxoSmithKline selected QS-21 to be part of a promising malaria vaccine clinical trial program.

- Aroplatin, currently entering Phase II trials, represents an advanced alternative to conventional cancer treatments. An important pharmaceutical product aimed at major markets in pancreatic and colon cancers, Aroplatin has great potential to deliver a proven class of treatments in a novel way.
- ATRA-IV, a liposomal formulation of a treatment for an acute type of lymphoma, is designed to offer improved bioavailability compared with the existing oral product.
- AG-702, another product based on our heat shock protein technology, represents a new direction in the treatment of genital herpes. AG-702 is the company's first use of heat shock protein technology in an off-the-shelf immunology product and its first infectious disease indication. With Phase I clinical testing underway in healthy volunteers and patients diagnosed with genital herpes, AG-702 is paving the way towards broader non-personalized use of Antigenics' heat shock protein technology.

How We Define Ourselves:
WHERE WE ARE TODAY

In pursuit of our goals, Antigenics has chosen to do most of the critical research and development work in-house. Our reason for this is simple: We believe we can do things better and more efficiently.

As a company, we are entrepreneurial, driven by excellence, high performance and a strong sense of collaboration.

As a matter of good business, we operate with the highest degree of integrity in everything we do.

As a health care company, we work to deliver new therapeutic solutions in creative ways.

Because of all this, the end results of our work are better for patients, better for doctors and better for our shareholders.

How We Define Ourselves:
WHERE WE WILL BE IN THE FUTURE

This is why we're excited by what we've achieved today, and by what we plan to achieve in the future.

Well into our first decade as a company, we have a number of innovative products in three key disease states with the potential to improve patients' lives while helping reduce associated health care costs, currently estimated at $138.4 billion annually. Our balance sheet is robust, our cash position solid. In January of this year, we raised $60 million through the sale of 4 million shares of Antigenics stock, giving us over $100 million in cash on hand.

Our lead product Oncophage has received Fast Track designation by the FDA. We have a commercial-scale manufacturing facility in place that can produce enough Oncophage for 10,000 patients annually – our estimated first two years of production. We have two other late stage products, and at least one groundbreaking discovery with our CD91 technology, a therapeutic target that offers a remarkable opportunity for controlling the body's immune response. Although still in the laboratory, the CD91 receptor represents an innovative approach to a variety of difficult, and currently untreatable, autoimmune diseases, including diabetes, arthritis and multiple sclerosis. In addition to our own research and development work, we have several active development partnerships with leading pharmaceutical firms, including GlaxoSmithKline and Wyeth.

Even more remarkably, we achieved all this at a cost of less than $100 million since inception.

The year 2001 was one of great accomplishment. The year 2002 will be one of transformation, a time when the results of our hard work begin to take shape. The goals we have set for the year are numerous, the milestones challenging, the work rigorous and rewarding – for our employees, our shareholders, and the patients and physicians we expect to serve in the near future. With the right blend of financial, management and scientific resources already in place, we have everything we need to reach our goals and to reap a harvest rich in results.



GARO H. ARMEN, PH.D.
Chairman and Chief Executive Officer

Recapping the year's financial results

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the consolidated balance sheet data set forth below as of December 31, 2000 and 2001, and the consolidated statement of operations data for each of the years in the three-year period ended December 31, 2001, from our audited consolidated financial statements included elsewhere in this annual report. We have derived the consolidated balance sheet data as of December 31, 1997, 1998, and 1999, and the consolidated statement of operations data for each of the years ended December 31, 1997 and 1998 from our audited consolidated financial statements, which are not included in this annual report. These consolidated financial statements have been audited by KPMG LLP, independent auditors.

You should read the selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this report.

Given our history of incurring operating losses, management believes that it is more likely than not that any deferred tax assets, net of deferred tax liabilities, will not be realized. Therefore, there is no income tax benefit in the consolidated financial statements for periods ended after February 2000 because of a loss before income taxes and the need to recognize a valuation allowance on net deferred tax assets.

Increases in cash, cash equivalents and marketable securities, total current assets, total assets, and stockholders' equity in the periods presented below include the effects of the receipt of net proceeds from our equity offerings and the exercise of stock options and warrants that totaled approximately $7.6 million, $18.0 million, $41.1 million, $66.8 million, and $0.9 million in 1997, 1998, 1999, 2000, and 2001.

(in thousands, except per share data)	1997	1998	1999	2000	2001
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Revenue	$ —	$ —	$ 581	$ 443	$ 4,555
Operating expenses:					
Cost of goods sold	—	—	—	(363)	(1,064)
Research and development	(2,725)	(5,947)	(11,958)	(17,575)	(31,357)
General and administrative	(1,589)	(3,693)	(7,480)	(9,190)	(13,762)
Acquired in-process research and development[1]	—	—	—	(25,800)	(34,596)
Loss from operations	(4,314)	(9,640)	(18,857)	(52,485)	(76,224)
Interest income, net	481	736	723	5,756	2,683
Non-operating income	—	—	10	—	—
Net loss[2]	$ (3,833)	$ (8,904)	$ (18,124)	$ (46,729)	$ (73,541)
Net loss per share, basic and diluted	$ (0.25)	$ (0.54)	$ (1.00)	$ (1.90)	$ (2.61)
Weighted average number of shares outstanding, basic and diluted	15,401	16,459	18,144	24,659	28,143

(in thousands)	1997	1998	1999	2000	2001
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities	$ 13,086	$ 22,168	$ 46,418	$ 99,139	$ 60,868
Total current assets	13,246	22,447	47,672	101,593	63,987
Total assets	14,090	26,636	56,004	127,966	93,546
Total current liabilities	878	2,285	2,171	8,611	16,208
Long-term liabilities, less current portion	—	709	2,155	2,651	1,414
Stockholders' equity	13,212	23,641	51,678	116,703	75,925

(1) We recorded non-recurring charges to operations for the write-off of in-process research and development acquired in our mergers with Aquila Biopharmaceuticals Inc. in November 2000 and with Aronex Pharmaceuticals Inc. in July 2001.

(2) Prior to our conversion from a limited liability company to a corporation in February 2000, in accordance with federal, state, and local income tax regulations which provide that no income taxes are levied on United States limited liability companies, each member of the limited liability company was individually responsible for reporting its share of the company's net income or loss. Accordingly, we have not provided for income taxes in our financial statements for periods before February 2000. Given our history of incurring operating losses, no income tax benefit is recognized in our financial statements for periods after February 2000 because of a loss before income taxes and the need to recognize a valuation allowance on net deferred tax assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are currently developing treatments for cancers, serious infectious diseases, and autoimmune and degenerative disorders using our proprietary technologies that program the immune system and improve quality of life. Since our inception in March 1994, our activities have primarily been associated with the development of our heat shock protein technology and our lead therapeutic vaccine, Oncophage. Our business activities have included product research and development, intellectual property prosecution, establishing manufacturing capabilities, manufacturing therapeutic vaccines for clinical trials, regulatory and clinical affairs, and integration of our acquisitions.

During the third quarter ended September 30, 2001, we completed our merger with Aronex Pharmaceuticals, Inc. The stock acquisition, accounted for using the purchase method of accounting, resulted in the issuance of approximately 1.5 million shares of our common stock based on an exchange ratio of 0.0594 per share of our common stock for each outstanding share of Aronex Pharmaceuticals common stock. Through this merger, we acquired Aroplatin and ATRA – IV, which are unique liposomal formulations that increase the distribution and metabolism of drugs in a patient's body. These two products fit our long-term goal of creating novel therapies for serious diseases, that represent advanced alternatives to conventional cancer treatments.

During the fourth quarter of 2000 we completed our merger with Aquila Biopharmaceuticals, Inc. The stock acquisition, accounted for using the purchase method of accounting, resulted in the issuance of approximately 2.5 million shares of our common stock based on an exchange ratio of 0.2898 shares of our stock for each outstanding share of Aquila Biopharmaceuticals stock. Through this merger we acquired QS-21, a companion compound used in vaccines intended to significantly improve the quality of immune response. QS-21 is being developed by several leading pharmaceutical companies to combat a variety of chronic and debilitating diseases.

We have incurred significant losses since our inception. To date, we have generated product sales revenues from one product. Our revenues from this product were $1,606,000 and $363,000 for the years ended December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, we also had revenues of $2,949,000 consisting of shipments of our QS-21 adjuvant to our research partners, and milestone revenue and grant payments earned. As of December 31, 2001, we had an accumulated deficit of approximately $157,887,000 inclusive of non-cash charges of $60,396,000 for acquired in-process research and development and $13,739,000 related to grants of stock options, warrants and common stock. We do not expect to generate significant revenues until the fourth quarter of 2004 and thus, we expect to continue to incur net losses as we complete our clinical trials, apply for regulatory approvals, build a sales force and marketing department, continue development of our technology and expand our operations. We have been dependent on equity and debt financings to fund our current business activities. Our financial results may vary depending on many factors, including:

- the progress of Oncophage and our other product candidates through the clinical development and regulatory process;
- the advancement of other product candidates into preclinical and clinical trials;
- our investment in manufacturing process development and in manufacturing capacity for Oncophage and other product candidates;
- development of a sales and marketing staff and initial sales activities if Oncophage is approved for commercialization;
- the progress of our other research and development efforts;
- the integration of our prior acquisitions and any future acquisitions.

HISTORICAL RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenue: As a result of the acquisition of Aquila Biopharmaceuticals, Inc. in November 2000, we generated $1,606,000 and $363,000 of product revenue during the years ended December 31, 2001 and 2000. We had $2,949,000 and $80,000 of research and development revenue during the years ended December 31, 2001 and 2000. Product revenues consist of sales of our feline leukemia vaccine to our marketing partner Virbac, S.A., a French company that has exclusive worldwide rights to market the product. The agreement with Virbac, S.A. is up for renewal in July 2002. If this agreement is not renewed we may not generate further revenues from the sale of this product, the only product we sell. Revenues from research and development activities consist of shipments of our adjuvant QS-21 to be used in clinical trials by our partners and, in 2001, milestone and grant payments earned. Under the terms of our license agreement with Neuralab Limited, a wholly owned subsidiary of Elan Corporation, p.l.c., we received a $1,000,000 milestone payment in 2001 related to their initiation of a Phase IIA clinical trial of a product using QS-21. In March 2002, Elan halted the dosing of patients with this product after several patients experienced significant adverse side effects.

Cost of Sales: Cost of sales, which is related entirely to product revenue, was $1,064,000 for the year ended December 31, 2001. Cost of sales was $363,000 for the year ended December 31, 2000. For the years ended December 31, 2001 and 2000, cost of sales were 66% and 100%, respectively, of product sales. Cost of sales in 2000 represented the cost of inventory acquired in our merger with Aquila Biopharmaceuticals that was adjusted to its fair value as a result of the application of purchase accounting rules.

Research and Development: Research and development expense increased 78% to $31,357,000 for the year ended December 31, 2001, from $17,575,000 for the year ended December 31, 2000. The Aquila Biopharmaceuticals and Aronex Pharmaceuticals acquisitions increased research costs by $6,855,000 for the year ended December 31, 2001. The increase was also due to the costs associated with our Oncophage clinical trials that increased $3,345,000 over the year ended December 31, 2000, particularly due to the initiation of our Phase III clinical trial in kidney cancer. Increases in our staff to support our expanded research and development activities resulted in increasing costs by $3,052,000. Other ongoing development activities were $844,000 higher than in 2000. These increases were partially offset by the decrease in the non-cash charge for options granted and earned by outside advisors, directors, and employees from $1,097,000 for the year ended December 31, 2000, to $783,000 for the year ended December 31, 2001. Research and development expenses consist primarily of compensation for employees and outside advisors conducting research and development work, funding paid to institutions, including the University of Connecticut where we sponsor research, costs associated with the operation of our manufacturing and laboratory facilities, funding paid to support our clinical trials, expenses related to grant revenue recongnized, and the cost of clinical materials shipped to our research partners.

Acquired In-Process Research and Development: Acquired in-process research and development of $34,596,000 in 2001 was a non-recurring, non-cash charge related to our merger with Aronex Pharmaceuticals. A similar non-recurring, non-cash charge of $25,800,000 was recognized in 2000 related to our merger with Aquila Biopharmaceuticals. A component of the total purchase price of each merger was allocated to incomplete acquired technologies under development but not yet technologically feasible or commercialized and expensed at acquisition date. At the date of the acquisitions, none of the products under development by Aquila Biopharmaceuticals or Aronex Pharmaceuticals that were included in our in-process research and development charge had achieved technological feasibility and none were being sold on the market. There still remained substantial risks and significant uncertainty concerning the remaining course of technical development. We need to conduct extensive additional research, preclinical and clinical testing of these products, and obtain regulatory approval prior to any commercialization. Because of the great uncertainty associated with these issues and the remaining effort associated with development of these products, the development projects had not established technological feasibility at the acquisition date. Further, these partially completed products had no alternative future uses at the valuation date if the contemplated programs were to fail, as the technology was highly specialized to the targeted products. The acquired in-process research and development charges and related accounting is further described in Note 3 to our consolidated financial statements included in this report.

General and Administrative: General and administrative expenses increased 50% to $13,762,000 for the year ended December 31, 2001, from $9,190,000 for the year ended December 31, 2000. The Aquila Biopharmaceuticals and Aronex Pharmaceuticals acquisitions increased general and administrative costs by $2,252,000 for the year ended December 31, 2001. The increase was also due to the growth in the number of employees to support our expanded business operations, which increased costs by $2,013,000, increased corporate office expenses related to this growth of $485,000, increased legal fees of $350,000, and other increases in our general and administrative expenses, which were $400,000 higher for the year ended December 31, 2001 than for the same period in 2000. These increases were partially offset by the decrease in the non-cash charge for options granted and earned by outside advisors, directors, and employees to $440,000 for the year ended December 31, 2001, from $1,368,000 for the year ended December 31, 2000. General and administrative expenses consist primarily of personnel compensation, office expenses, and professional fees.

Interest expense: Interest expense increased 62% to $690,000 for the year ended December 31, 2001, from $425,000 for the year ended December 31, 2000 due to the additional borrowings we assumed in the Aquila Biopharmaceuticals and Aronex Pharmaceuticals acquisitions.

Interest Income: Interest income decreased 45% to $3,374,000 for the year ended December 31, 2001, from $6,181,000 for the year ended December 31, 2000. This decrease is attributable to declining interest rates during 2001 as well as decreasing average cash and cash equivalents and interest-bearing marketable securities balances during the year ended December 31, 2001, as compared to the year ended December 31, 2000. Our average interest rate decreased from 6.12% for the year ended December 31, 2000, to 3.90% for the year ended December 31, 2001, representing an approximate loss of interest income of $2,200,000.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Revenue: We had $363,000 of product revenue and $80,000 of research and development revenue during the year ended December 31, 2000. We had $581,000 of research and development revenues for the year ended December 31, 1999. The revenues in 2000 resulted from sales of product and research and development activities related solely to Aquila Biopharmaceuticals for the period from the merger (November 16, 2000) to December 31, 2000. Research and development revenues in 1999 consisted of amounts received under research and development contracts that are non-refundable.

Cost of Sales: Cost of sales was $363,000 for the year ended December 31, 2000. We had no cost of sales for the year ended December 31, 1999. For the year ended December 31, 2000, cost of sales was 100% of product sales.

Research and Development: Research and development expenses increased 47% to $17,575,000 for the year ended December 31, 2000, from $11,958,000 for the year ended 1999. The increase was primarily due to the increase in staff to support our expanded research and development activities, increasing costs by $3,717,000. Costs of operating the manufacturing and research facility were $1,017,000 higher in 2000 than for the year ended December 31, 1999, as were costs associated with our clinical trials, which increased $621,000 over 1999. The Aquila Biopharmaceuticals acquisition increased research costs by $586,000 for the year ended December 31, 2000. Other increases in our ongoing development activities were $393,000 higher than in 1999. These increases were partially offset by the decrease in the non-cash charge for options granted and earned by outside advisors, directors, and employees from $1,814,000 for the year ended December 31, 1999, to $1,097,000 for the year ended December 31, 2000. Research and development expenses consisted primarily of compensation for employees and outside advisors conducting research and development work, funding paid to the University of Connecticut, where we sponsor research, costs associated with the operation of our manufacturing and laboratory facilities and funding paid to support Oncophage clinical trials.

Acquired In-process Research and Development: Acquired in-process research and development of $25,800,000 was a non-recurring, non-cash charge related to our merger with Aquila Biopharmaceuticals. The purchase price of the merger ($44,819,000) was partially charged to incomplete technology due to the early stage of the acquired technologies under development, but not yet technologically feasible or commercialized.

General and Administrative: General and administrative expenses increased 23% to $9,190,000 for the year ended December 31, 2000, from $7,480,000 for the year ended December 31, 1999. The increase was primarily due to the growth in the number of employees to support our expanded business operations that increased costs by $771,000, legal expenses related to general corporate and patent activities were $662,000 higher for the year ended December 31, 2000, as compared to the same period in 1999 and increased costs related to operating as a public company were $436,000 in 2000. The Aquila Biopharmaceuticals acquisition increased general and administrative costs by $463,000 for the year ended December 31, 2000. These increases were partially offset by the decrease in the non-cash charge for options granted and earned by outside advisors, directors, and employees to $1,368,000 for the year ended December 31, 2000, from $3,213,000 for the year ended December 31, 1999. General and administrative expenses consisted primarily of personnel compensation, office expenses, and professional fees.

Interest Expense: Interest expense increased 46% to $425,000 for the year ended December 31, 2000, from $291,000 for the year ended December 31, 1999, due to the increased borrowings under a credit facility to partially fund the construction of our manufacturing and laboratory facilities.

Interest Income: Interest income increased 510% to $6,181,000 for the year ended December 31, 2000, from $1,014,000 for the year ended December 1999. This increase was principally attributable to a higher average cash and cash equivalents balance during the year ended December 31, 2000, as compared to the year ended December 31, 1999, as a result of the net proceeds of $38,922,000 from a private equity financing completed in November 1999 and $66,229,000 from our initial public offering completed in February 2000.

LIQUIDITY AND CAPITAL RESOURCES

We have incurred annual operating losses since inception and, as of December 31, 2001, we have incurred an accumulated deficit of $157,887,000 inclusive of non-cash charges of $60,396,000 for acquired in-process research and development and $13,739,000 related to grants of stock options, warrants, and common stock. Since our inception, we have financed our operations primarily through the sale of equity, interest income earned on cash and cash equivalent balances and debt provided through a credit line secured by some of our manufacturing and laboratory assets. From our inception through December 31, 2001, we raised aggregate net proceeds of $146,995,000 through the sale of equity and the exercise of stock options and warrants, and borrowed $3,481,000 under our $5,000,000 credit facility. We also assumed term loan agreements and a convertible note payable with a combined outstanding balance at the respective merger dates, of $6,159,000 in connection with the acquisitions of Aquila Biopharmaceuticals and Aronex Pharmaceuticals. In November 2001, we filed a Form S-3 universal registration statement with the Securities and Exchange Commission for the registration and potential issuance of up to $100 million of our securities. In January 2002, we sold 4,000,000 shares of our common stock for net proceeds of approximately $56,000,000. We intend to use the proceeds of this sale to fund additional clinical trials of our lead product and for clinical trials and preclinical studies for our other product candidates; to expand our manufacturing capabilities; for potential licenses and other acquisitions of complementary technologies and products; and for working capital and other general corporate purposes. We expect that we will be able to fund our capital expenditures and growing operations with our current working capital through the first quarter of 2004. In order to fund our needs subsequently, we will be required to raise money in the capital markets, through arrangements with corporate partners, or from other sources. Our ability to successfully enter into any arrangements is uncertain and if funds are not available we may be required to revise our planned clinical trials and other development activities and capital requirements. Furthermore, we will continue to conservatively manage our cash position and expect to attempt to raise additional funds substantially in advance of depleting our current funds.

Our future cash requirements include, but are not limited to, supporting our clinical trial efforts and continuing our other research and development programs, including increased expenses associated with the development of the technologies and product pipeline acquired as a result of the Aquila Biopharmaceuticals and Aronex Pharmaceuticals transactions. Since inception, we have entered into various agreements with institutions to conduct our current clinical studies. Under these agreements, subject to the enrollment of patients and performance by the institution of certain services, we have estimated our payments to be approximately $7,700,000 over the term of the studies. Through December 31, 2001, $2,416,000 has been expensed as research and development expenses in the accompanying consolidated statements of operations and $2,019,000 has been paid, related to these clinical studies. The timing of our expense recognition and future payments related to these agreements are subject to the enrollment of patients and performance by the institution of certain services. In addition, we have entered into research agreements related to our products that require payments of approximately $2,800,000, of which $1,275,000 has been paid through December 31, 2001. Significant additional expenditures will be required as we complete our clinical trials, apply for regulatory approvals, continue development of our technologies and expand our operations and bring our products to market. Part of our strategy is to develop and commercialize some of our products by continuing our existing collaborative arrangements and by entering into new collaborations. As a result of collaborative agreements, we do not and will not completely control the nature, timing or cost of bringing those products to market. We have entered into license agreements that call for milestone and royalty payments by our corporate partners, which may or may not be achieved. Satisfying long-term liquidity needs will require the successful commercialization of Oncophage or other products and may require additional capital, as discussed above.

Our cash and cash equivalents at December 31, 2001, were $60,868,000, a decrease of $35,275,000 from December 31, 2000. During the year ended December 31, 2001, we used cash primarily to finance operations, including our Oncophage clinical trials. Net cash used in operating activities for the years ended December 31, 2000 and 2001, was $15,134,000 and $36,826,000, respectively. The increase resulted from the increase in the activity of our Oncophage clinical trials, on-going development activity, development of acquired technologies and the general expansion of our research and administrative operations. As we develop our technologies and further our clinical trials, we expect to increase our spending. Our future ability to generate cash from operations will depend on achieving regulatory approval of our products, market acceptance of such products, achieving benchmarks as defined in existing collaborative agreements, and our ability to enter into new collaborations. We expect to first generate significant revenues from our lead product Oncophage during the fourth quarter of 2004 and first generate cash from operations in 2005.

Net cash provided by investing activities for the year ended December 31, 2001, was $2,990,000 as compared to net cash used in investing activities of $1,625,000 for the year ended December 31, 2000. For the year ended December 31, 2001, we invested $1,665,000 for the purchase of equipment, furniture and fixtures and an additional $525,000 was contributed to a limited partnership, of which we became a member during the second quarter of 2000. Our remaining commitment to this limited partnership on December 31, 2001, was $2,175,000 with contributions made as authorized by the general partner. These expenditures were offset by proceeds from the sale of marketable securities of $2,997,000 and the net cash acquired in the Aronex Pharmaceuticals merger of $2,184,000. We anticipate additional capital expenditures ranging from $3,500,000 to $5,500,000 in 2002 to expand and enhance our current facilities.

Net cash used in financing activities was $1,439,000 for the year ended December 31, 2001, as compared to net cash provided by financing activities of $66,484,000 for the year ended December 31, 2000. Since inception, our primary source of financing has been from equity sales. During the years ended December 31, 2000 and 2001, sales of equity and exercises of stock options and warrants totaled approximately $67,390,000 and $920,000, respectively. At December 31, 2001, we had outstanding $3,596,000 under our credit facilities ($2,230,000 was repaid during 2001), which were used to finance the construction of our manufacturing and laboratory facilities and to purchase related equipment. Loans that were drawn down on the credit facilities are secured by specific assets, including leasehold improvements, which they finance. At December 31, 2001, we had $2,500,000 outstanding under a convertible note payable that matures in May 2002. This note can be converted into our common stock at $73.23 per share at the option of the note holder. At December 31, 2001, the current portion of our long-term debt was $5,902,000. Our future minimum payments on non-cancelable leases, before any sub-lease income are in 2002 – $3,579,000; in 2003 – $3,209,000; in 2004 – $2,324,000; in 2005 – $2,324,000; in 2006 – $2,344,000 and thereafter – $4,490,000.

We are currently involved in certain legal proceedings as detailed in Note 15 to our consolidated financial statements. We do not believe these proceedings will have a material adverse effect on our consolidated financial position.

OTHER

Risk Factors

Our future operating results could differ from the results described above due to the risk and uncertainties described in exhibit 99.1 to our Annual Report on Form 10-K.

Critical Accounting Policies and Use of Estimates

The Securities and Exchange Commission (SEC) recently issued disclosure guidance for "critical accounting policies." The SEC defines critical accounting policies as those that require application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following listing is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. In many cases, the accounting treatment of a particular transaction is dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result.

We have identified the following as our critical accounting policies: research and development, investments, revenue recognition, and option accounting.

Research and development expenses include the costs associated with our internal research and development activities, including salaries and benefits, occupancy costs, clinical manufacturing costs, administrative costs, and research and development conducted for us by outside advisors, such as sponsored university-based research partners, and clinical study partners. In addition, research and development expenses include expenses related to grant revenue and the cost of clinical trial materials shipped to our research partners. Research and development costs are expensed as incurred and was $11,958,000, $17,575,000, and $31,357,000 for the years ended December 31, 1999, 2000, and 2001.

A component of the purchase price of our two mergers was allocated to incomplete acquired technologies under development but not yet technologically feasible or commercialized and was expensed at each acquisition date ($25,800,000 in 2000, and $34,596,000 in 2001). The valuation of this acquired in-process research and development represents the estimated fair value of products under development calculated using an income approach. This approach involves estimating the fair value of the acquired in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development projects.

We classify investments in marketable securities at the time of purchase. At December 31, 2000 and 2001, all marketable securities were classified as available-for-sale and, as such, changes in the fair value of the available-for-sale securities are reported as a separate component of accumulated other comprehensive income until realized. If we were to classify future investments as trading securities rather than available-for-sale, our financial results would be subject to greater volatility. Investments of less than 20% of the voting control of companies or other entities over whose operating and financial policies we do not have the power to exercise significant influence, are accounted for by the cost method. Pursuant to this method, we currently account for our investment in a limited partnership under the cost method and, as of December 31, 2001, we have included in non-current other assets on the consolidated balance sheet, $825,000 of our total commitment to this partnership of $3,000,000 as more fully disclosed in Note 5 to our consolidated financial statements. The general partner of the limited partnership determines the timing of our additional contributions. Our investment represents an approximate ownership of 2%. We continue to assess the realizabilitiy of this investment. In order to assess whether or not there has been an other than temporary decline in the value of this investment, we analyze several factors including: (i) the carrying value of the limited partnership's investments in its portfolio companies, (ii) how recently the investments in the portfolio companies had been made, (iii) the post-financing valuations of those investments, (iv) the level of un-invested capital held by the limited partnership, and (v) the overall trend in venture capital valuations. Based on this analysis, as of December 31, 2001, our cost appropriately reflects the carrying value of our investment.

Revenue from product sales is recognized at the time of product shipment. Revenue for services under research and development grants and contracts are recognized as the services are performed, milestones are achieved, or clinical trial materials are provided.

We account for options granted to employees and directors in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense is recorded on fixed stock option grants only if the current fair value of the underlying stock exceeds the exercise price of the option at the date of grant and it is recognized on a straight-line basis over the vesting period. We account for stock options granted to non-employees on a fair-value basis in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* and Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*. As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the fair value of our common stock. As required, we also provide pro forma net loss and pro forma net loss per common share disclosures for employee and director stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied (see Note 10 to our consolidated financial statements).

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead that they be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (discussed below).

We adopted the provisions of SFAS 141 beginning July 1, 2001, and will adopt SFAS No. 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, continues to be amortized prior to the adoption of SFAS No. 142.

SFAS No. 141 will require upon adoption of SFAS No. 142 that we evaluate our existing intangible assets and goodwill that were acquired in prior purchase business combinations, and that we make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

As of December 31, 2001, we have unamortized goodwill in the amount of $2,756,000 and unamortized other intangible assets in the amount of $10,504,000, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill and other intangible assets was $91,000 and $1,323,000 for the years ended December 31, 2000 and 2001, respectively. Because of the effort needed to comply with adopting SFAS No. 142, it is not practicable to reasonably estimate the impact of adoption on our consolidated financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* This statement establishes an accounting model for impairment or disposal of long-lived assets by sale. SFAS No. 144 is required to be adopted beginning January 1, 2002. We have not determined the impact, if any, the adoption of SFAS No. 144 will have on our financial position or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to fluctuations in interest rates as we seek debt financing to make capital expenditures. We do not employ specific strategies, such as the use of derivative instruments or hedging, to manage our interest rate exposures. Further, we do not expect our market risk exposures to change in the near term.

The information below summarizes our market risks associated with debt obligations as of December 31, 2001. Fair values included herein have been estimated taking into consideration the nature and terms of each instrument and the prevailing economic and market conditions at December 31, 2001. The table presents cash flows by year of maturity and related interest rates based on the terms of the debt.

	ESTIMATED FAIR VALUE	CARRYING AMOUNT DECEMBER 31, 2001	YEAR OF MATURITY	
			2002	2003
Long-term debt [1] [2]	$3,735,000	$3,596,000	$3,402,000	$194,000
Convertible debt (fixed interest at 10%)	$2,500,000	$2,500,000	$2,500,000	

(1) Fixed interest rates from 10.38% to 15.084%

(2) We have included in our consolidated balance sheet at December 31, 2001, $287,000 of debt scheduled to mature in the years 2003 and 2004 as current. This debt relates to the Aronex Pharmaceuticals term notes, which we are required to pay in total during 2002 as described in Note 14 to the consolidated financial statements.

In addition, we have cash equivalents and marketable securities at December 31, 2001, which are exposed to the impact of interest rate changes and our interest income fluctuates as our interest rate changes. Due to the short-term nature of our investments in commercial paper, government backed securities and money market funds, our carrying value approximates the fair value of these investments at December 31, 2001.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including statements regarding the timing of clinical trials, the safety and efficacy of our product candidates, our future research and development activities, estimates of the potential markets for our products, estimates of the capacity of manufacturing and other facilities to support our products, our expected future revenues, operations and expenditures, projected cash needs and the timing of sales. These statements are subject to risks and uncertainties that could cause our actual results to differ materially from those that are projected in these forward-looking statements. These risks and uncertainties include, among others:

- our ability to successfully complete preclinical and clinical development of our products, which includes enrolling sufficient patients in our clinical trials and demonstrating the safety and efficacy of our product candidates in such trials;
- our ability to manufacture sufficient amounts of our products for clinical trials and commercialization activities;
- our ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of our products;
- the content and timing of submissions to and decisions made by the FDA and other regulatory agencies, including demonstrating to the satisfaction of the FDA the safety and efficacy of our product candidates;
- our ability to develop a sales and marketing staff and the success of their selling efforts;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products; and
- our ability to obtain reimbursement for our products from third-party payers, and the extent of such coverage.

We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in Exhibit 99.1, "Risk Factors," to our Annual Report on Form 10-K. We encourage you to read those descriptions carefully. We caution investors not to place undue reliance on forward-looking statements contained in this document; such statements need to be evaluated in light of all information contained in the document. Furthermore, the statements speak only as of the date of this document, and we undertake no obligation to update or revise these statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 2001	2000	2001
ASSETS		
Cash and cash equivalents	$ 96,142,726	$ 60,867,508
Marketable securities	2,996,750	–
Accounts receivable	532,896	487,382
Inventories	669,618	1,372,229
Prepaid expenses	619,324	641,326
Deferred offering costs	–	128,334
Other assets	631,095	490,371
Due from related party	376	–
Total current assets	101,592,785	63,987,150
Plant and equipment, net	14,640,281	13,934,154
Goodwill, net of accumulated amortization of $24,895 and $334,825 at December 31, 2000 and 2001, respectively	2,962,472	2,755,870
Core and developed technology, net of accumulated amortization of $51,667 and $894,443 at December 31, 2000 and 2001, respectively	6,148,333	10,178,130
Assembled workforce, net of accumulated amortization of $14,167 and $184,167 at December 31, 2000 and 2001, respectively	495,833	325,833
Other assets	2,125,996	2,365,292
Total assets	$ 127,965,700	$ 93,546,429
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,273,631	$ 2,948,417
Accrued liabilities	4,002,983	7,357,434
Current portion, long-term debt	2,334,646	5,901,816
Total current liabilities	8,611,260	16,207,667
Long-term debt	2,642,869	194,407
Other long-term liabilities	8,090	1,219,237
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; no shares issued and outstanding	–	–
Common stock, par value $0.01 per share, 100,000,000 shares authorized; 27,316,295 and 29,014,616 shares issued and outstanding at December 31, 2000 and 2001, respectively	273,162	290,145
Additional paid-in capital	202,253,314	234,238,809
Deferred compensation	(1,277,357)	(529,547)
Accumulated other comprehensive loss	(199,711)	(187,706)
Accumulated deficit	(84,345,927)	(157,886,583)
Total stockholders' equity	116,703,481	75,925,118
Total liabilities and stockholders' equity	$ 127,965,700	$ 93,546,429

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 1999, 2000 and 2001	1999	2000	2001
Revenue			
Product sales	$ –	$ 363,202	$ 1,605,722
Research and development	581,461	79,425	2,949,239
Total revenues	581,461	442,627	4,554,961
Expenses:			
Cost of Sales	–	(363,202)	(1,064,381)
Research and development:			
Related party	(33,000)	(61,066)	(–)
Other	(11,925,317)	(17,514,078)	(31,357,223)
	(11,958,317)	(17,575,144)	(31,357,223)
General and administrative:			
Related party	(248,000)	(207,457)	(–)
Other	(7,232,032)	(8,982,150)	(13,761,628)
	(7,480,032)	(9,189,607)	(13,761,628)
Acquired in-process research and development	–	(25,800,000)	(34,595,747)
Total operating loss	(18,856,888)	(52,485,326)	(76,224,018)
Other income:			
Non-operating income	10,000	–	–
Interest income	1,014,008	6,180,798	3,373,824
Interest expense	(291,397)	(424,646)	(690,462)
Net loss	$ (18,124,277)	$ (46,729,174)	$ (73,540,656)
Net loss per common share, basic and diluted	$ (1.00)	$ (1.90)	$ (2.61)
Weighted average number of common shares outstanding, basic and diluted	18,143,966	24,658,802	28,142,598

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 1999, 2000 and 2001	COMMON STOCK NUMBER OF SHARES	COMMON STOCK PAR VALUE
Balance at December 31, 1998	17,895,623	$ 178,956
Net loss	–	–
Payment of subscription notes receivable	–	–
Deferred compensation on stock options	–	–
Grant and recognition of stock options	–	–
Exercise of stock options	1,720	17
Issuance of common stock in private placement in January 1999, $11.17 per share	9,806	98
Issuance of common stock and warrants in private placement on November 30, 1999, $13.96 per share (net of issuance costs of $293,000)	2,808,793	28,088
Balance at December 31, 1999	20,715,942	207,159
Comprehensive loss		
Net loss	–	–
Unrealized loss on marketable securities	–	–
Comprehensive loss	–	–
Deferred compensation on stock options	–	–
Grant and recognition of stock options and warrants	–	–
Exercise of stock options and warrants	66,637	666
Issuance of common stock in initial public offering on February 9, 2000, $18 per share (net of issuance costs of $6,220,830)	4,025,000	40,250
Issuance of common stock in merger on November 16, 2000, $15.98 per share	2,497,934	24,979
Stock options and warrants exchanged in merger on November 16, 2000	–	–
Employee stock purchase program	10,782	108
Balance at December 31, 2000	27,316,295	273,162
Comprehensive loss		
Net loss	–	–
Unrealized gain on marketable securities	–	–
Comprehensive loss	–	–
Grant and recognition of stock options	–	–
Exercise of stock options and warrants	130,786	1,308
Issuance of common stock in merger on July 12, 2001, $18.505 per share	1,547,824	15,478
Stock options and warrants exchanged in merger on July 12, 2001	–	–
Employee stock purchase program	19,711	197
Balance at December 31, 2001	29,014,616	$ 290,145

See accompanying notes to consolidated financial statements.

ADDITIONAL PAID-IN CAPITAL	SUBSCRIPTION NOTES RECEIVABLE	DEFERRED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL
$ 45,670,228	$ (2,102,000)	$ (613,545)	$ –	$ (19,492,476)	$ 23,641,163
–	–	–	–	(18,124,277)	(18,124,277)
–	2,102,000	–	–	–	2,102,000
354,009	–	(354,009)	–	–	–
4,718,582	–	308,473	–	–	5,027,055
83	–	–	–	–	100
109,902	–	–	–	–	110,000
38,894,232	–	–	–	–	38,922,320
89,747,036	–	(659,081)	–	(37,616,753)	51,678,361
–	–	–	–	(46,729,174)	(46,729,174)
–	–	–	(199,711)	–	(199,711)
–	–	–	–	–	$ (46,928,885)
1,148,487	–	(1,148,487)	–	–	–
1,935,606	–	530,211	–	–	2,465,817
499,288	–	–	–	–	499,954
66,188,911	–	–	–	–	66,229,161
39,910,741	–	–	–	–	39,935,720
2,721,968	–	–	–	–	2,721,968
101,277	–	–	–	–	101,385
202,253,314	–	(1,277,357)	(199,711)	(84,345,927)	116,703,481
–	–	–	–	(73,540,656)	(73,540,656)
–	–	–	12,005	–	12,005
–	–	–	–	–	$ (73,528,651)
474,529	–	747,810	–	–	1,222,339
699,362	–	–	–	–	700,670
28,627,004	–	–	–	–	28,642,482
1,965,909	–	–	–	–	1,965,909
218,691	–	–	–	–	218,888
$ 234,238,809	$ –	$ (529,547)	$ (187,706)	$ (157,886,583)	$ 75,925,118

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 1999, 2000 and 2001	1999	2000	2001
Cash flows from operating activities:			
Net loss	$ (18,124,277)	$ (46,729,174)	$ (73,540,656)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,005,411	1,675,816	4,149,456
Stock options and warrants	5,027,055	2,465,817	1,222,339
Acquired in-process research and development	–	25,800,000	34,595,747
Changes in operating assets and liabilities:			
Accounts receivable	(581,461)	(10,157)	45,514
Inventories	–	219,562	(702,611)
Prepaid expenses	127,428	(284,921)	103,507
Accounts payable	(1,612,141)	1,203,848	(1,027,694)
Accrued liabilities	885,306	372,177	(2,085,600)
Other operating assets and liabilities	(212,059)	152,800	413,174
Due from related party, net	27,365	(136)	376
Net cash used in operating activities	(13,457,373)	(15,134,368)	(36,826,447)
Cash flows from investing activities:			
Purchase of plant and equipment	(4,925,941)	(2,641,852)	(1,665,468)
Proceeds from marketable securities	–	–	2,996,750
Investment in AGTC	–	(300,000)	(525,000)
Net cash acquired in merger	–	1,316,733	2,184,165
Net cash (used in) provided by investing activities	(4,925,941)	(1,625,119)	2,990,447
Cash flows from financing activities:			
Net proceeds from sale of equity	41,134,320	66,788,578	–
Exercise of stock options and warrants	100	499,954	700,670
Deferred public offering costs	(559,417)	–	(128,334)
Employee stock purchase plan	–	101,385	218,888
Payments of long-term debt	(512,835)	(905,646)	(2,230,442)
Proceeds from long-term debt	2,571,039	–	–
Net cash provided by (used in) financing activities:	42,633,207	66,484,271	(1,439,218)
Net increase (decrease) in cash and cash equivalents	24,249,893	49,724,784	(35,275,218)
Cash and cash equivalents at beginning of period	22,168,049	46,417,942	96,142,726
Cash and cash equivalents at end of period	$ 46,417,942	$ 96,142,726	$ 60,867,508
Supplemental cash flow information:			
Cash paid for interest	$ 291,397	$ 409,001	$ 660,507
Non-cash investing and financing activities:			
Issuance of equity for mergers	$ –	$ 42,657,688	$ 30,608,391

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BUSINESS

The business was formed on March 31, 1994, through the creation of a Delaware corporation (Founder Holdings Inc.). In July 1995, the founders of Founder Holdings Inc. formed Antigenics Inc., formerly Antigenics L.L.C. (Antigenics or the Company), a Delaware limited liability company, and subsequently transferred to the Company all of the assets, liabilities, properties and rights of the Delaware corporation in exchange for an initial 81.5% equity interest in the Company. The accounting for this recapitalization was recorded at Founder Holdings Inc.'s historical cost.

Since the reorganization in 1995, Founder Holdings Inc. has directly or indirectly owned a significant portion of our common stock. As of December 31, 2001, Founder Holdings Inc. owns approximately 79% of Antigenics Holdings LLC that, in turn, owns approximately 38% of our outstanding common stock. Certain of our board members and executive officers own significant interests in these related parties.

We develop treatments for cancers, serious infectious diseases, autoimmune and degenerative disorders using our proprietary technology to program the immune system and to improve quality of life. We are primarily engaged in the development of immunotherapeutics, including our lead product Oncophage, that are based on our heat shock protein technology platform. The related business activities include product research and development activities, regulatory and clinical affairs, establishing manufacturing capabilities, production for clinical trials, and administrative and corporate development activities.

We have incurred annual operating losses since inception and, as a result, at December 31, 2001 have an accumulated deficit of $157,887,000 inclusive of non-cash charges of $60,396,000 for acquired in-process research and development and $13,739,000 related to grants of stock options, warrants and common stock. Our operations have been funded principally by sales of equity. We believe that our current working capital resources, in addition to the net proceeds received from our offering in January 2002 (see Note 17), are sufficient to satisfy our liquidity requirements through the first quarter of 2004. Satisfying our long-term liquidity needs will require the successful commercialization of Oncophage or other products and may require additional capital.

Our products require clinical trials and approvals from regulatory agencies as well as acceptance in the marketplace. We are conducting clinical trials in various cancers and infectious disease indications. Although we believe our patents, patent rights and patent applications are valid, the invalidation of our patents or failure of certain of our pending patent applications to issue as patents could have a material adverse effect upon our business. Part of our strategy is to develop and commercialize some of our products by continuing our existing collaborative arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends, in part, on the success of these parties in performing research, preclinical and clinical testing. We compete with specialized biotechnology companies, major pharmaceutical companies, universities, and research institutions. Many of these competitors have substantially greater resources than we do.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Antigenics Inc. and our wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

(b) Segment Information We are managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. We do not operate separate lines of business with respect to any of our product candidates. Accordingly, we do not prepare discrete financial information with respect to separate product areas or by location and do not have separately reportable segments as defined by Statement of Financial Accounting Standards (SFAS) No. 131, *Disclosures about Segments of an Enterprise and Related Information*.

(c) Use of Estimates The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents We consider all highly liquid investments purchased with maturities at acquisition of three months or less to be cash equivalents. Cash equivalents at December 31, 2000 and 2001, consist of investments in money market accounts, commercial paper and government backed securities.

(e) Investments We classify investments in marketable securities at the time of purchase. At December 31, 2000, and 2001, all marketable securities were classified as available-for-sale. Investments of less than 20% of the voting control of companies or other entities over whose operating and financial policies we do not have the power to exercise significant influence, are accounted for by the cost method. Pursuant to this method, we record our investment at cost and recognize dividends received as income. The carrying values of investments are periodically reviewed to determine whether a decline in value is other than temporary.

(f) Concentrations of Credit Risk Financial instruments that potentially subject us to concentration of credit risk are primarily cash and cash equivalents, marketable securities and accounts receivable. Cash and cash equivalents and marketable securities are restricted to financial institutions and corporations with high credit standings. Credit risk on accounts receivable is minimized by the strong financial position of the entities with which we do business.

(g) Inventories Inventories are stated at the lower of cost or market. Cost has been determined using standard costs that approximate the first-in, first-out method.

(h) Plant and Equipment Plant and equipment, including software developed for internal use, are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred.

(i) Long-Lived Assets Our policy is to record long-lived assets at cost or fair value at date of acquisition, amortizing these costs over the expected useful lives of the related assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The assets are evaluated for continuing value and proper useful lives by comparison to expected undiscounted future net cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets, calculated as expected discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Fair Value of Financial Instruments The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amounts of financial instruments that are recognized at historical cost amounts. The estimated fair values of all of our financial instruments, excluding debt, approximate their carrying amounts in the balance sheets. The fair value of our long-term debt was derived by evaluating the nature and terms of each note and considering the prevailing economic and market conditions at the balance sheet date. The carrying amount of debt, including current portions, is approximately $4,978,000 and $6,096,000 at December 31, 2000 and 2001, respectively; and the fair value is estimated to be approximately $5,265,000 and $6,235,000 at December 31, 2000 and 2001, respectively.

(k) Intangibles Intangible assets result from our business acquisitions accounted for under the purchase method and include core and developed technology and assembled workforce. The purchased technology and assembled workforce are amortized on a straight-line basis over their estimated useful lives of ten and three years, respectively.

(l) Goodwill The excess cost over the identifiable net assets (goodwill) arising from our acquisition of Aquila Biopharmaceuticals Inc. is amortized on a straight-line basis over ten years.

(m) Revenue Recognition Revenue from product sales is recognized at the time of product shipment. Revenue for services under research and development grants and contracts are recognized as the services are performed or clinical trial materials are provided. Nonrefundable milestone payments that represent the completion of a separate earnings process and a significant step in the research and development process are recognized as revenue when earned. For the years ended December 31, 2000 and 2001, 100% of our research product sales were to one customer. For the year ended December 31, 2000, one research partner represented 100% of our research and development revenue, while for the year ended December 31, 2001, three partners represented 13%, 34% and 35%, of total research and development revenues.

(n) Research and Development Research and development expenses include the costs associated with our internal research and development activities, including, salaries and benefits, occupancy costs, clinical manufacturing costs and administrative costs, and research and development conducted for us by outside advisors, sponsored research partners, and clinical study partners. Research and development expenses include all expenses related to any grant revenue recognized as well as the cost of clinical trial materials shipped to our research partners. All research and development costs discussed above are expensed as incurred.

(o) Stock-Based Compensation We account for options granted to employees and directors in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense is recorded on fixed stock option grants only if the current fair value of the underlying stock exceeds the exercise price of the option at the date of grant and it is recognized on a straight-line basis over the vesting period.

We account for stock options granted to non-employees on a fair-value basis in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* and Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*. As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the fair value of our common stock.

As required, we also provide pro forma net loss and pro forma net loss per common share disclosures for employee and director stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied (see Note 10).

(p) Income Taxes Prior to converting to a corporation, as a Delaware limited liability company, no federal, state and local income taxes were levied on the Company. Each member of the Company was individually responsible for reporting his or her share of our net income or loss on their personal tax returns. Therefore, no provision for income taxes is recognized in the accompanying consolidated financial statements for the years ending prior to December 31, 1999.

Beginning February 9, 2000, income taxes are accounted for under the asset and liability method with deferred tax assets and liabilities recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Deferred tax assets are recorded when they more likely than not are able to be realized.

(q) Net Loss Per Share Basic earnings or loss per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period being reported on. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised or converted into stock at the beginning of the period being reported on and the effect was dilutive. Net loss and weighted average common stock used for computing diluted EPS were the same as those used for computing basic EPS for each of the years ended December 31, 1999, 2000, and 2001, because our stock options and warrants were not included in the calculation, since the inclusion of such potential shares (approximately 1,396,000 potential shares of common stock at December 31, 2001) would be antidilutive.

(r) Derivatives In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We adopted SFAS No. 133, as amended, beginning January 1, 2001. The adoption of SFAS No. 133 did not have an effect on our financial position or our results of operations as we have no derivative or hedging transactions.

(s) Recent Accounting Pronouncements In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead that they be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

We adopted the specified provisions of SFAS No. 141 beginning July 1, 2001, and will adopt SFAS No. 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to the adoption of SFAS No. 142.

SFAS No. 141 will require upon adoption of SFAS No. 142, that we evaluate our existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as a cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

As of December 31 2001, we have unamortized goodwill in the amount of $2,756,000 and unamortized other intangible assets in the amount of $10,504,000, all of which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill and other intangible assets was $91,000 and $1,323,000 for the years ended December 31, 2000 and 2001, respectively. Because of the effort needed to comply with adopting SFAS No.142, it is not practicable to reasonably estimate the impact of adoption on our consolidated financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. This statement establishes an accounting model for impairment or disposal of long-lived assets. SFAS No. 144 is required to be adopted beginning January 1, 2002. We have not determined the impact, if any, the adoption of SFAS No. 144 will have on our financial position or results of operations.

(t) Reclassifications Certain amounts in the 1999 and 2000 consolidated financial statements have been reclassified to conform to the 2001 financial statement presentation.

(3) MERGERS

On July 12, 2001, we completed our acquisition of Aronex Pharmaceuticals, Inc., a biopharmaceutical company engaged in the identification and development of proprietary innovative medicines to treat infectious diseases and cancers. The acquisition was structured as a merger of a wholly-owned subsidiary of Antigenics with and into Aronex Pharmaceuticals pursuant to an Agreement and Plan of Merger among Antigenics, Nasa Merger Corp. and Aronex Pharmaceuticals dated as of April 23, 2001. The merger was a tax-free reorganization and is being accounted for as a purchase in accordance with SFAS No. 141, *Business Combinations* (see Note 2 (s)). Through this merger we acquired two products that fit our long-term goal of creating novel therapies for serious diseases that represent advanced alternatives to conventional cancer treatments.

As consideration for the merger, in exchange for each of their shares of Aronex Pharmaceuticals common stock, the stockholders of Aronex Pharmaceuticals received (i) 0.0594 shares of Antigenics common stock and (ii) a contingent value right to receive additional shares of Antigenics common stock in the event the U.S. Food and Drug Administration (FDA) grants final approval of a New Drug Application on or before July 6, 2002, for ATRA-IV as a treatment for acute promyelocytic leukemia (APL). Cash was payable in lieu of any fractional shares of Antigenics' common stock otherwise issuable in the merger for a price equal to the fraction times $17.41, the closing price of Antigenics' common stock on July 12, 2001. All outstanding options and warrants to purchase shares of Aronex Pharmaceuticals common stock were automatically converted into warrants and options to purchase Antigenics common stock at the exchange ratio described above. Additionally, an outstanding $2.5 million note previously convertible into shares of Aronex Pharmaceuticals common stock is now convertible into shares of Antigenics common stock at a rate adjusted in accordance with the exchange ratio described above. In September 2001, based on the results of our meetings with the FDA, we determined that accelerated approval of ATRA-IV in APL is unlikely and we decided to focus our development strategy for ATRA-IV on other cancer indications. As a result, it is unlikely that additional shares of Antigenics common stock will be issued through the exercise of the contingent value rights.

The purchase price of $31,171,000 is the sum of (i) $28,642,000 representing the issuance of approximately 1,548,000 shares of Antigenics common stock valued at $18.505 per share, which represents the average closing price per share of Antigenics' common stock for the ten trading days ending the second trading day before July 12, 2001, which have been issued in accordance with the exchange ratio of 0.0594 shares of Antigenics' common stock for each of the then outstanding shares of Aronex Pharmaceuticals common stock as of July 11, 2001, (ii) $1,966,000 representing the fair value of options and warrants to acquire Aronex Pharmaceuticals common stock, which became vested upon the consummation of the merger and exchanged for options and warrants to purchase 283,000 shares of Antigenics common stock and (iii) an estimated $563,000 for fractional shares and Antigenics' costs of the merger. The exchange ratio was agreed to in arm's-length negotiations between representatives of both companies with the benefit of advice from their respective financial advisors. The fair value of the options and warrants has been calculated using an option pricing model with the following weighted average assumptions: life of the option or warrant – employees and directors options – 4 years and non-employee options and warrants – remaining contractual life of 6 years; dividend yield – nil; risk-free interest rate – 5.50%; price volatility – 74.0%.

The merger is being accounted for under the purchase method of accounting, which means the purchase price was allocated to the assets and liabilities of Aronex Pharmaceuticals, including its intangible assets, based upon their fair values. Valuations of specifically identifiable intangible assets and acquired in-process research and development have been completed. The valuation of acquired in-process research and development ($37,643,000) represents the estimated fair value of products under development at Aronex Pharmaceuticals calculated using an income approach. This approach involves estimating the fair value of the acquired in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development projects. The risk adjusted discount rates range from 45% to 55%, depending on the risks associated with each specific project. Cash inflows from projects are estimated to begin primarily in 2005 and 2006, the expected dates of product approvals. Gross margins on products are estimated at levels consistent with industry expectations.

The fair values of the acquired intangible non-current assets ($5,290,000) and acquired in-process research and development have been proportionately reduced by the amount that the estimated fair value of the net assets acquired exceeds the estimated purchase price (negative goodwill) resulting in intangible non-current assets of $4,872,000 (to be amortized over 10 years) and acquired in-process research and development of $34,596,000. We assumed liabilities of $11,625,000 consisting of accounts payable and accrued expenses of $8,276,000 and debt valued at $3,349,000. Included in the accrued expenses are restructuring costs of approximately $2,491,000 for estimated net future lease payments related to the non-cancelable lease of the manufacturing and office facility located in Houston, which we intend to sublet, and $1,900,000 of costs to relocate or terminate Aronex Pharmaceuticals employees. In determining the lease related costs management has made certain estimates regarding the timing of and amount of any potential sublease agreement.

The following represents the condensed balance sheet of Aronex Pharmaceuticals at the closing of the merger, July 12, 2001 (in thousands):

Cash and cash equivalents	$ 2,747
Other current assets	126
Acquired in-process research and development	34,596
Core and developed technology	4,872
Other assets	455
Total assets	42,796
Current liabilities	9,423
Long-term debt	501
Other liabilities	1,701
Total Liabilities	11,625
Net assets acquired	$ 31,171

The results of operations and cash flows of Aronex Pharmaceuticals have been included in our consolidated financial statements prospectively as of the closing of the merger. In addition, we have recognized a non-recurring charge to operations of $34,596,000 on July 12, 2001, for the immediate write-off of the acquired in-process research and development.

On November 16, 2000, we acquired all of the outstanding common stock, options and warrants of Aquila Biopharmaceuticals, Inc., a biotechnology company engaged in the discovery, product development, and commercialization of products to prevent, treat, or control infectious diseases, autoimmune disorders, and cancers. The results of operations of Aquila Biopharmaceuticals have been included in our consolidated financial statements from the date of acquisition.

The purchase price of $44,819,000 is the sum of (i) $39,936,000 representing approximately 2,498,000 shares of our common stock valued at approximately $15.98 per share, which represents the average closing price per share of our common stock for the five days before and after the announcement of the merger on August 18, 2000, issued at an exchange ratio of 0.2898 shares of our common stock for each of the 8,619,000 outstanding shares of Aquila Biopharmaceuticals stock as of November 16, 2000 (the consummation date of the merger), (ii) $2,722,000 representing the fair value of Aquila Biopharmaceuticals options and warrants to acquire Aquila Biopharmaceuticals stock, which was vested upon the consummation of the merger and exchanged for options and warrants to purchase 264,000 shares of our common stock and (iii) an estimated $2,161,000 of our costs of the merger and the cost to sever the employment of Aquila Biopharmaceuticals' president. The fair value of the Aquila Biopharmaceuticals options and warrants has been calculated using an option pricing model with the following weighted average assumptions: life of the options - 6 years; dividend yield - nil; risk-free interest rate - 5.50%; price volatility - 74.0%.

The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the identifiable net assets acquired based on their estimated fair values. The fair value of the tangible assets acquired and liabilities assumed were $14,628,000 and $5,306,000, respectively. In addition, $25,800,000 of the purchase price was allocated to in-process research and development projects as described below; such amount was charged to operations at the date of acquisition. The balance of the purchase price was allocated as follows: core and developed technology of $6,200,000, assembled work-force of $510,000 and goodwill of $2,987,000. Such intangible assets are amortized on a straight-line basis over their estimated useful lives of ten years, three years, and ten years, respectively. The value of acquired in-process research and development related to this acquisition represents the fair value of Aquila Biopharmaceuticals' products under development. These products are associated with Aquila Biopharmaceuticals' proprietary core technologies – the Stimulon® family of adjuvants, including QS-21. The value of the in-process research and development projects was determined using an income approach that involves projecting the expected completion costs for the development projects as well as projected cash flows resulting from their commercialization. A risk-adjusted discount rate of 60% has been utilized for each specific product. Cash inflows from projects are estimated to begin primarily in 2003 and 2004, the projected dates of product approvals. Gross margins on products are estimated at levels consistent with industry expectations.

Through our merger with Aronex Pharmaceuticals we acquired, among other products, Aroplatin and ATRA –IV, which are unique liposomal formulations that increase the distribution and metabolism of drugs in a patient's body. Through our merger with Aquila Biopharmaceuticals we acquired, among other products QS-21, a companion compound used in vaccines intended to significantly improve the quality of immune response. At the date of the acquisitions, none of the products under development by Aquila Biopharmaceuticals or Aronex Pharmaceuticals that were included in our in-process research and development charge had achieved technological feasibility and none were being sold on the market. There still remained substantial risks and significant uncertainty concerning the remaining course of technical development. We need to conduct extensive additional research, preclinical and clinical testing of these products, and obtain regulatory approval, prior to any commercialization. Because of the great uncertainty associated with these issues and the remaining effort associated with development of these products, the development projects had not established technological feasibility at the acquisition date. Further, these partially completed products had no alternative future uses at the valuation date if the contemplated programs were to fail, as the technology was highly specialized to the targeted products.

The following table reflects unaudited pro forma combined results of operations of Antigenics, Aronex Pharmaceuticals and Aquila Biopharmaceuticals as if such mergers had occurred as of January 1, 2000 and 1999, respectively:

	1999	2000	2001
Revenues	$ 2,649,000	$ 7,762,000	$ 4,647,000
Loss, before non-recurring charges for write-off of acquired in-process research and development	$ (27,342,000)	$ (44,952,000)	$ (47,601,000)
Loss, before non-recurring charges for write-off of acquired in-process research and development, per common share, basic and diluted	$ (1.32)	$ (1.58)	$ (1.64)

These unaudited pro forma combined results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of the new basis in fixed and intangible assets. These unaudited pro forma combined results exclude the related acquired in-process research and development charges. These results do not purport to be indicative of the results of operations, which actually would have occurred had the mergers been consummated at the beginning of 2000 and 1999, or of future results of operations of the consolidated company.

(4) INVENTORIES

Inventories consist of the following at December 31, 2000 and 2001 (in thousands):

	2000	2001
Finished goods	$ 425	$ 1,058
Work in process	176	236
Raw materials and supplies	69	78
	$ 670	$ 1,372

(5) INVESTMENTS

Cash Equivalents and Marketable Securities

We have accounted for our investments consistent with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and determined that all of our short-term investments are to be classified as available-for-sale. Available-for-sale securities are carried at fair value with interest on these securities included in interest income. Available-for-sale securities consisted of the following at December 31, 2000 and 2001 (in thousands):

	2000		2001	
	COST	ESTIMATED FAIR VALUE	COST	ESTIMATED FAIR VALUE
Commercial paper	$ 49,982	$ 49,982	$ 15,394	$ 15,394
Government backed securities	44,946	44,946	40,990	40,990
Institutional money market funds	3,604	3,604	4,222	4,222
Corporate debt securities	500	500	–	–
Total	$ 99,032	$ 99,032	$ 60,606	$ 60,606

Long-term Investments

On May 18, 2000, we committed $3,000,000 to become a limited partner in a limited partnership which will invest principally in companies that apply genomic technologies and information in their offerings of products and services or that are engaged in research and development involving genomic technologies. Capital contributions to the limited partnership are made as authorized by the general partner. As of December 31, 2001, we have invested $825,000 ($300,000 as of December 31, 2000) and have included this amount in non-current other assets. This investment is accounted for under the cost method as our ownership is approximately 2%. This carrying value reflects the cost of our investment in this partnership. In order to assess whether or not there has been an other than temporary decline in the value of this investment, we analyze several factors including: (i) the carrying value of the limited partnership's investments in its portfolio companies, (ii) how recently the investments in the portfolio companies have been made, (iii) the post-financing valuations of those investments, (iv) the level of un-invested capital held by the limited partnership and (v) the overall trend in venture capital valuations. Based on these analyses, we concluded that an other than temporary decline in the value of this investment has not occurred. The general partner of the limited partnership is AGTC Partners, L.P. and NewcoGen Group Inc. is the general partner of AGTC Partners, L.P. Noubar Afeyan, Ph.D., who is one of our directors, is the Chairman and Senior Managing Director and CEO of Flagship Ventures, a partnership of funds including NewcoGen Group Inc. and AGTC. In addition, Garo H. Armen, Ph.D. our Chief Executive Officer and one of our directors, is a director of NewcoGen Group Inc.

Other non-current assets also include 22,500 shares of restricted common stock of Progenics Pharmaceuticals, Inc., which are classified as available-for-sale securities and carried at their market price at December 31, 2001 of $416,000 ($388,000 at December 31, 2000).

(6) PLANT AND EQUIPMENT, NET

Plant and equipment, net at December 31, 2000 and 2001 consists of the following (in thousands):

	2000	2001	ESTIMATED DEPRECIABLE LIVES
Furniture, fixtures and other	$ 1,467	$ 2,208	3 to 10 years
Laboratory and manufacturing equipment	7,543	8,114	3 to 10 years
Leasehold improvements	8,043	8,527	2 to 12 years
Software	530	854	3 years
	17,583	19,703	
Less accumulated depreciation and amortization	2,943	5,769	
	$ 14,640	$ 13,934	

Plant and equipment retired and removed from the accounts aggregated $51,000 for the year ended December 31, 2000.

(7) INCOME TAXES

As of December 31, 2001, we have available net operating loss carryforwards of approximately $274,689,000 and $78,119,000, for federal and state income tax purposes, respectively, which are available to offset future federal and state taxable income, if any, and expire between 2002 and 2021, and 2002 and 2008, respectively. These net operating loss carryforwards include approximately $97,471,000 and $26,339,000 for federal and state income tax purposes, respectively, acquired in our merger with Aquila Biopharmaceuticals and $126,122,000 for federal income tax purposes acquired in our merger with Aronex Pharmaceuticals. Our ability to use such net operating losses may be limited by change in control provisions under Internal Revenue Code Section 382 or may expire unused.

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2000 and 2001, are presented below (in thousands):

	2000	2001
Net operating loss carryforwards	$ 42,024	$ 99,523
Start-up expenses	1,734	1,987
Research and development tax credit	3,323	3,323
Other temporary differences	166	609
Sub-total	47,247	105,442
Less: valuation allowance	(47,247)	(105,442)
Net deferred tax asset	$ –	$ –

We have assessed the evidence relating to recoverability of the deferred tax assets and have determined that it is more likely than not that the deferred tax assets will not be realized due to the uncertainty of future earnings. Accordingly, a valuation allowance has been established for the full amount of the deferred tax assets. Of the deferred tax assets related to the federal and state net operating loss carryforwards, approximately $399,000 relates to a tax deduction for non-qualified stock options and approximately $34,720,000 and $42,882,000 relates to Aquila Biopharmaceuticals and Aronex Pharmaceuticals net operating loss carryforwards, respectively. When the benefits from non-qualified stock options are realized for tax purposes, additional paid-in capital will be increased. In addition, if adjustments are made to the net operating loss carryforward assets acquired from Aquila Biopharmaceuticals and Aronex Pharmaceuticals, such adjustments will result in changes to our goodwill, acquired in-process research and development and other acquired intangible assets.

(8) ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 2000 and 2001 (in thousands):

	2000	2001
Clinical trials	$ 360	$ 952
Professional fees	643	595
Vacation	198	202
Sponsored research	659	1,391
Payroll	989	1,101
Loss on Aronex Pharmaceuticals lease	–	986
Aronex Pharmaceuticals severence and relocation	–	885
Other	1,154	1,245
	$ 4,003	$ 7,357

(9) EQUITY

Prior to our conversion to a corporation, we had one class of members' equity. All members voted their equity interests in proportion to their respective unit interest in the Company. Our net profits and losses for each fiscal year were allocated to the capital accounts of the members as described in the limited liability company agreement, generally in proportion to their respective unit ownership interests. No members were liable for any of our obligations or were required to contribute any additional capital related to the deficits incurred.

In November 1999, we raised gross proceeds of approximately $39.2 million from the sale of approximately 2,809,000 common shares, inclusive of warrants, through a private equity placement. In connection with the private placement, we netted approximately $293,000 of expenses against the gross proceeds. Each stockholder participating in this private placement received a warrant to purchase an additional 10% of the shares acquired in that offering, rounded to the nearest whole number, at a price of approximately $13.96 per share. The warrants expire on September 30, 2002. Each stockholder participating in this private placement also received registration rights.

On February 9, 2000, we completed the initial public offering (IPO) of 4,025,000 shares of common stock at $18 per share. We received gross proceeds of $72,450,000 before deduction of offering expenses of approximately $6,221,000. Concurrent with the completion of the IPO, we converted from a limited liability company to a corporation. All members of the limited liability company exchanged their respective member interests for shares of common stock in the corporation based on an exchange ratio of 172.0336 shares of common stock for each members' equity unit. The consolidated financial statements have been retroactively restated to reflect the change from a limited liability company to a corporation and the exchange of members' equity units for common stock. In conjunction with such conversion, our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. Our board of directors is authorized to issue the preferred stock and to set the voting, conversion and other rights.

During 2000, we issued warrants to purchase approximately 31,000 shares of our common stock at a weighted average exercise price per share of $13.96 to outside advisors. Compensation expense recognized with respect to such warrants totaled $355,000.

We also assumed a warrant to purchase shares of our common stock in the Aquila Biopharmaceuticals merger that will continue to be governed by the same terms and conditions as were applicable to the Aquila Biopharmaceuticals warrant. The assumed warrant, which expires July 2003, is exercisable for approximately 18,000 shares of our common stock with an exercise price per share of $14.22. In addition, as part of the Aronex Pharmaceuticals merger in 2001, we assumed i) warrants to purchase our common stock that are exercisable for approximately 105,000 shares of our common stock with a weighted average exercise price of $52.94 per share of which 39,000 expire during 2002, 57,000 expire in 2004, and 9,000 expire in 2006; and ii) a $2,500,000 note payable due May 2002, which is convertible into our common stock at $73.23 per share at the note holder's option.

(10) STOCK-BASED COMPENSATION PLANS

In March 1996, the board of directors approved an equity-based incentive compensation plan (the 1996 Plan). Pursuant to the provisions of the Plan, the board of directors may grant options to directors, employees, and outside advisors to purchase our common stock. At the date of grant, the board of directors sets the terms of the options, including the exercise price and vesting period. The options granted through December 31, 2001, have vesting periods ranging up to five years. Options generally have a contractual life of ten years. Options outstanding under our 1996 plan were exchanged for stock options under the 1999 equity plan at the closing of the IPO.

In connection with the IPO, the board of directors approved an employee equity incentive plan (the 1999 equity plan). Our stockholders approved the plan in May 2000. Our 1999 equity plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options for the purchase of an aggregate of 4,800,000 shares (subject to adjustment for stock splits and similar capital changes) of common stock to employees and, in the case of non-qualified stock options, to consultants and directors as defined in the equity plan. The board of directors has appointed the compensation committee to administer the 1999 equity plan.

The following summarizes activity for options granted to directors and employees, including those with an exercise price equal to the fair value of the underlying shares of common stock at the date of grant ("at-the-money exercise price"), those with an exercise price greater than the fair value of the underlying share of common stock at the date of grant ("out-of-the-money exercise price"), and those with an exercise price less than the fair value of the underlying share of common stock at the date of grant ("in-the-money exercise price"):

	OPTIONS	OPTIONS EXERCISABLE AT END OF YEAR	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding December 31, 1998	544,657	347,851		
Granted:				
Out-of-the-money exercise price	254,609		$ 6.25	$ 12.07
In-the-money exercise price	50,921		9.67	6.50
Expired	(21,848)		–	7.10
Outstanding December 31, 1999	828,339	500,101		
Granted:				
In-the-money exercise price	202,370		13.87	10.74
At-the-money exercise price	561,322		8.91	12.91
Exercised	(17,203)		–	1.45
Forfeited	(113,066)		–	9.07
Aquila Biopharmaceuticals options exchanged	264,520		10.29	11.92
Outstanding December 31, 2000	1,726,282	840,973		
Granted:				
In-the-money exercise price	37,200		9.65	13.27
At-the-money exercise price	783,246		8.97	14.05
Exercised	(84,143)		–	7.10
Forfeited	(212,839)		–	20.17
Aronex Pharmaceuticals, Inc. options exchanged	178,251		7.68	57.57
Outstanding December 31, 2001	2,427,997	1,094,281		

During 1999, 2000, and 2001, 50,921, 202,370, and 37,200 options, respectively, were granted to employees and directors at exercise prices, which were less than the fair value of the shares of common stock on the grant date. Compensation expense recognized with respect to such options totaled approximately $308,000, $530,000, and $653,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Deferred compensation at December 31, 2001 of approximately $530,000 will be recognized over the remaining vesting period of the options.

The table above includes the options exchanged for Aquila Biopharmaceuticals and Aronex Pharmaceuticals options at the consummation of the mergers. Each exchanged option will continue to be governed by the same terms and conditions of the applicable stock option plans that were in effect immediately prior to the consummation of the mergers, except that each option will be exercisable for our common stock at an exchange ratio of 0.2898 for the Aquila Biopharmaceuticals options and 0.0594 for the Aronex Pharmaceuticals options and all outstanding options were immediately vested and exercisable.

The following summarizes activity for options granted to outside advisors:

	OPTIONS	OPTIONS EXERCISABLE AT END OF YEAR	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding December 31, 1998	507,155	306,735		
Granted	273,705		$ 9.38	$ 12.01
Exercised	(1,720)		–	0.06
Outstanding December 31, 1999	779,140	611,579		
Granted	115,925		$ 12.72	$ 13.44
Exercised	(17,203)		–	1.45
Outstanding December 31, 2000	877,862	820,194		
Granted	27,300		$ 11.38	$ 14.14
Exercised	(43,813)		–	$ 1.45
Outstanding December 31, 2001	861,349	921,109		

In December 1999, the board of directors accelerated the remaining vesting requirements on 268,716 stock options granted to outside advisors. As a result, the Company recognized a charge to operations in the fourth quarter of 1999 of approximately $2,093,000.

The outstanding options as of December 31, 1998, exclude 88,941 options granted to outside advisors with an exercise price, which is determined based on the fair value of the underlying shares of common stock beginning on the second anniversary of the grant date as the options vest; 41,289 of these unvested options were cancelled during the year ended December 31, 2000. Compensation expense for these options is recognized when the exercise price becomes known and performance has been completed. For the years ended December 31, 1998, and 1999, approximately $199,000, and $189,000 was charged to operations for 23,740, and 23,912 of such options respectively, that vested with an exercise price of approximately $11.17 per share of common stock in each year.

The charge to operations related to options we granted to outside advisors, including the amounts described in the two preceding paragraphs, totaled approximately, $4,719,000, $1,936,000, and $569,000 for the years ended December 31, 1999, 2000, and 2001, respectively.

At December 31, 2001, unrecognized expense for options granted to outside advisors for which performance (vesting) has not yet been completed but the exercise price of the option is known is approximately $490,000; such amount is subject to change each reporting period based upon changes in the fair value of our common stock, estimated volatility and the risk free interest rate until the outside advisor completes his or her performance under the option agreement.

A summary of options outstanding and exercisable, as of December 31, 2001, follows:

The preceding table excludes 147,832 options assumed in our merger with Aronex Pharmaceuticals, Inc. As of December 31, 2001, all of these options were outstanding and exercisable with a weighted average remaining life of 1.1 years and a weighted average exercise price of $54.77 per share.

Since the 1995 reorganization described in Note 1, Founder Holdings Inc. has directly or indirectly owned a significant portion of our common stock. During 1996, Founder Holdings Inc. approved a stock option plan (the Founder's Plan). In accordance with generally accepted accounting principles, the Founder's Plan is accounted for as if it had been adopted by us and treated as a contribution to stockholders' equity. Pursuant to the provisions of the Founder's Plan, Founder Holdings Inc. may grant options to our officers, directors, employees, and consultants to purchase common stock of Founder Holdings Inc.. The terms of the options, including exercise price and vesting period, are set at the date of grant. The options have a contractual life of ten years and may not have an exercise price less than the fair value of a share of common stock of Founder Holdings Inc. at date of grant. Options to purchase a maximum of 300 shares may be granted under the Founder's Plan.

During 1996, Founder Holdings Inc. granted options to purchase approximately 160 shares to directors and employees at a weighted average exercise price of $9,006 per share and a weighted average grant-date fair value of approximately $4,301 per share. During 1997, Founder Holdings Inc. granted options to purchase approximately 14 shares to a director at a weighted average grant-date fair value of $16,407 per share. All the options are immediately vested and exercisable. All of the options remain outstanding and none have been exercised.

During 1996, Founder Holdings Inc. granted options to purchase approximately 76 shares to consultants at a weighted average exercise price of $9,006 per share and a weighted average grant-date fair value of approximately $5,535 per share. All of the consultants' options are immediately vested and exercisable. All of the consultants' options remain outstanding and none have been exercised.

In connection with the IPO, the board of directors, and subsequently the stockholders, approved an employee stock purchase plan. Under the plan, employees may purchase shares of common stock at a discount from fair value. There are 300,000 shares of common stock reserved for issuance under the purchase plan. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Rights to purchase common stock under the purchase plan are granted at the discretion of the compensation committee, which

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 1.45 – $ 5.00	795,197	4.7	$ 1.79	783,155	$ 1.77
$ 5.01 – $ 10.00	242,410	5.1	7.59	189,220	7.89
$ 10.01 – $ 15.00	1,680,599	8.1	12.19	735,663	12.09
$ 15.01 – $ 20.00	461,977	8.2	16.59	156,477	16.28
$ 20.01 – $ 25.00	8,694	8.2	20.92	8,694	20.92
$ 25.01 – $ 30.01	289	2.1	25.47	289	25.47
	3,189,166			1,873,498	

determines the frequency and duration of individual offerings under the plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before the stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of common stock in an offering will not be less than 85% of the lesser of its fair value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or a combination of both. The plan terminates on November 15, 2009. As of December 31, 2001, 30,493 shares of common stock have been issued under the plan.

We account for options granted to employees and directors and stock purchased in our employee stock purchase plan under APB Opinion No. 25. Had compensation cost for options granted to employees and directors by Antigenics and Founder Holdings Inc. and stock purchased by employees through our employee stock purchase plan been determined consistent with the fair value method of SFAS No. 123, our pro forma net loss and pro forma net loss per common share would have been as follows:

	YEAR ENDED DECEMBER 31, 1999	YEAR ENDED DECEMBER 31, 2000	YEAR ENDED DECEMBER 31, 2001
Net loss:			
As reported	$ (18,124,277)	$ (46,729,174)	$ (73,540,656)
Pro forma	(19,097,345)	(48,554,719)	(76,119,067)
Net loss per common share:			
As reported	$ (1.00)	$ (1.90)	$ (2.61)
Pro forma	(1.05)	(1.97)	(2.70)

The effects of applying SFAS No. 123, for either recognizing or disclosing compensation cost under such pronouncement, may not be representative of the effects on reported net income or loss for future years. The fair value of each option and employee stock purchase rights granted is estimated on the date of grant using an option-pricing model with the following weighted average assumptions:

	1999	2000	2001
Estimated volatility	54%	74%	68%
Expected life in years – employee and director options	6	6	6
Expected life in years – employee stock purchase rights	N/A	1	1
Risk-free interest rate	5.0%	5.3%	4.0%
Dividend yield	0%	0%	0%

Prior to our IPO, we estimated volatility for purposes of computing compensation expense on outside advisor options and for disclosure purposes using the volatility of public companies that we considered comparable. The expected life used to estimate the fair value of outside advisor options is equal to the contractual life of the option granted.

(11) LICENSE, RESEARCH AND OTHER AGREEMENTS

In November 1994, Founder Holdings Inc. entered into a Patent License Agreement (Mount Sinai Agreement) with the Mount Sinai School of Medicine (Mount Sinai). Through the Mount Sinai Agreement, we obtained the exclusive licenses to the patent rights that resulted from the research and development performed by Dr. Pramod Srivastava, one of our directors. Under the Mount Sinai Agreement, we agreed to pay Mount Sinai a nominal royalty on related product sales (as defined in the Mount Sinai Agreement) through the last expiration date of the patents under the Mount Sinai Agreement (2015). In addition to these royalty payments, Mount Sinai was issued a nominal equity interest.

During 1995, Dr. Srivastava moved his research to Fordham University (Fordham). Founder Holdings Inc. entered into a Patent License Agreement (Fordham Agreement) with Fordham, and agreed to reimburse Fordham for all approved costs incurred in the performance of research. Founder Holdings Inc. has also agreed to pay Fordham a nominal royalty on related product sales, as defined, through the last expiration date on the patents under the Fordham Agreement (2017). This agreement ended in mid-1997.

In February 1998, we entered into a research agreement with the University of Connecticut Health Center (UConn) and Dr. Srivastava. The agreement has a term of approximately five years and calls for payments to UConn totaling a minimum of $5,000,000, payable quarterly at the rate of $250,000 (contingent on the continuing employment of Dr. Srivastava by UConn). Research and development expense in the accompanying 1999, 2000, and 2001 consolidated statements of operations includes approximately $1,000,000 in each of the respective years of costs incurred under the UConn agreement. Royalties at varying rates are due to UConn upon commercialization of a product utilizing technology discovered during the research agreement.

In 1998, we entered into an agreement, as amended, with Sigma-Tau IndustrieFarmaceutiche Riunite S.P.A (Sigma-Tau), a minority interest-holder of the Company's common stock, to conduct clinical studies in Italy, Spain, Portugal and Switzerland. Under the agreement, Sigma-Tau was required to pay us for services provided by us in relation to these clinical studies. In return, we granted Sigma-Tau the exclusive right to negotiate a marketing and development agreement (the Development Agreement) for the exclusive use of our patent rights and their product, and the right of first offer to negotiate licenses for other medical uses of their product, in Italy, Spain, Portugal and Switzerland. The right to negotiate the Development Agreement expired during 2001. During 1999, we provided approximately $581,000 of services associated with this agreement. This receivable amount was collected during the year ended December 31, 2000. Amounts received under this agreement are non-refundable even if the research effort is unsuccessful. In addition, we do not incur any future performance commitments in relation to amounts recorded for Sigma-Tau.

We have entered into various agreements with institutions to conduct our clinical studies. Under these agreements, subject to the enrollment of patients and performance by the institution of certain services, we have estimated our payments to be approximately $7,700,000 over the term of the studies. For the years ended December 31, 1999, 2000 and 2001, approximately, $975,000, $409,000, and $686,000, respectively, have been expensed in the accompanying consolidated statements of operations related to these clinical studies. The timing of our expense recognition and future payments related to these agreements is dependent on the enrollment of patients and documentation received from the institutions.

We entered into various research agreements with educational and medical institutions expiring between February 2001 and August 2005. These agreements require initial and quarterly payments totaling approximately $2,800,000 (of which $388,000 and $890,000 was paid during the years ended December 31, 2000, and 2001, respectively). At December 31, 2000, $222,000 is included in prepaid expenses in the accompanying consolidated balance sheet related to these agreements.

We have various comprehensive agreements with corporate partners that allow the partners to use our proprietary technology in numerous vaccines including, but not limited to, hepatitis, lyme disease, human immunodeficiency virus (HIV), influenza, and malaria. The agreements grant exclusive worldwide rights in some fields of use, and co-exclusive or non-exclusive rights in others. The agreements call for royalties to be paid by the partner on its future sales of licensed vaccines that include our technologies.

We have product development agreements and supply agreements with Virbac S.A. and a supply agreement with the Virbac S.A.'s U.S. subsidiary that cover collaboration on the development of products for feline immune deficiency virus (FIV) and the supply of vaccine and adjuvant for feline leukemia (FeLV). Sales related to shipment of this product were approximately $363,000 and $1,606,000 for the years ended December 31, 2000 and 2001, respectively.

In 1999 Aquila Biopharmaceuticals was awarded a grant from the National Institutes of Health (NIH) to support the development of novel vaccines for tuberculosis based on the CD1 immune enhancement technology. During 2000, Aquila Biopharmaceuticals was awarded two additional grants from the NIH for the development of novel vaccines for *Chlamydia* and *Staphylococcus aureus* also based on the CD1 technology. All three grants expired at various times during 2001. As of the date of the merger, $502,000 of funding was still available under those grants. We did not recognize revenue for these grants for the period from the date of the merger to December 31, 2000. In April 2001, we were awarded a grant from the NIH of up to $303,000 to advance the development of a vaccine for the prevention of malaria based on our QS-21 adjuvant technology. At December 31, 2001, we had $395,000 of funding available under these grants and for the year ended December 31, 2001, we recognized grant revenue of $410,000, which is included in research and development revenue in our consolidated statement of operations.

We entered into a license agreement with Neuralab Limited, a wholly-owned subsidiary of Elan Corporation, p.l.c., that grants exclusive, worldwide rights to use QS-21 with an undisclosed antigen in the field of Alzheimer's disease. We also signed a supply agreement for the adjuvant. Elan initiated a Phase IIA clinical trial of a product using QS-21 during 2001 and under the terms of our license agreement, we received a $1,000,000 milestone payment. In March 2002, Elan halted the dosing of patients with this product after several patients experienced significant adverse side effects.

(12) RELATED PARTY TRANSACTIONS

On August 24, 2000, we assumed the seven-year lease for our New York City headquarters (see Note 13) from an entity wholly-owned by our chief executive officer. No consideration was paid or received as a result of our assumption of the lease. The lease for the New York City headquarters was signed in November 1999; prior to such time, we rented the headquarters space on a month-to-month basis from the same affiliate. Rent, recorded at the affiliate's cost, was allocated to us based on square footage and clerical staff usage, respectively, which management believes is reasonable. Such transactions amounted to approximately $281,000, and $268,000 for the years ended December 31, 1999 and 2000, respectively. As of December 31, 2000, the affiliated entity was indebted to us for $376 for costs paid on the affiliated entity's behalf.

(13) LEASES

We lease administrative, laboratory, and office facilities under various long-term lease arrangements. Rent expense, exclusive of the amounts paid to the affiliate (see Note 12), was approximately $560,000, $979,000, and $2,326,000 for the years ended December 31, 1999, 2000, and 2001, respectively.

The future minimum rental payments under our leases of our Woburn and Framingham, Massachusetts, manufacturing and laboratory facilities, which expire in 2003 and 2010, respectively, our Netherlands facility, which expires 2007, and our New York City headquarters, which expires in 2006, are as follows (in thousands):

Year ending December 31:	
2002	$ 2,854
2003	2,454
2004	1,569
2005	1,569
2006	1,589
Thereafter	3,672
	$ 13,707

In connection with the New York City office space and the Framingham facility we maintain fully collateralized letters of credit of $78,000 and $756,000, respectively. No amounts have been drawn on the letters of credit as of December 31, 2001.

Included in accrued liabilities and other long-term liabilities on the consolidated balance sheet at December 31, 2001, are amounts due under our non-cancelable lease (net of estimated sub-lease income) of the manufacturing, research, and office facility located in Houston, Texas, assumed in the Aronex Pharmaceuticals merger (see Note 3). Remaining minimum lease payments are in 2002 - $725,000; in 2003 through 2006 - $755,000 per year; and thereafter - $818,000.

(14) DEBT

We had a $5 million credit facility from a financial institution pursuant to which the Company drew down amounts to make or refinance certain capital expenditures. As we utilized the credit facility, separate term notes were executed. Each term loan has a term of forty-two months and the interest rate is fixed at the closing of each term loan (13.95% to 15.08%). Each loan is collateralized by the equipment, fixtures, and improvements acquired with the proceeds of the loan.

In connection with our mergers with Aquila Biopharmaceuticals and Aronex Pharmaceuticals (see Note 3) we assumed the liabilities of each company, including various existing debt agreements. Outstanding at the Aquila Biopharmaceuticals merger date were debentures of approximately $204,000 with an interest rate of 7%; these debentures are callable and accordingly, are classified as part of our short-term debt. We also assumed term loan agreements with outstanding balances of approximately $3,561,000 at the date of the mergers. These loans call for interest at fixed interest rates ranging from 10.38% to 13% with monthly repayments and a 10% balloon payment of $1,427,429 due at the end of the loan term (2002). Collateral for the loans consists of equipment and leasehold improvements.

In addition, in connection with our merger with Aronex Pharmaceuticals we assumed a $2,500,000 convertible note payable. This note bears interest at 10% per annum payable semi-annually, with the principal due May 21, 2002. This note can be converted into our common stock at $73.23 per share at the note holder's option.

We have included all amounts payable under the term loans assumed in the Aronex Pharmaceuticals merger as current in our consolidated balance sheet due to the abandonment of the Houston facility and the transfer of certain equipment to our Woburn facility. Under the terms of the debt agreement, once the collateral is moved from the location, the balance becomes due immediately.

The aggregate maturities of the term loans for each of the years subsequent to December 31, 2001, are as follows: 2002 – $5,902,000; and 2003 – $194,000.

(15) CONTINGENCIES

In February 1999, Aquila Biopharmaceuticals received a letter from its predecessor, Cambridge Biotechnology Corporation (CBC), alleging that we must indemnify CBC under a Master Acquisition Agreement among Aquila Biopharmaceuticals, CBC and bioMarieux, Inc., for potential losses from the termination of CBC's rights under a license agreement. We have evaluated this claim and in the opinion of management, any potential liability will not have a material adverse effect on our financial position, liquidity, or results of operations.

We have received a Notice of Arbitration filed in the International Chamber of Commerce Arbitration by DeLaval AB. Antigenics and DeLaval are parties to a License Agreement concerning technology for the development of a vaccine against bovine mastitis. We are obligated to make certain payments to DeLaval upon issuance of certain patents and other related milestones. DeLaval claims in its arbitration notice that we owe it $1.2 million for milestone payments ($600,000 included in the accompanying consolidated balance sheets at December 31, 2000 and 2001, in accrued liabilities) in connection with the issuance of certain patents. It is our position that we have rightfully withheld this payment as an offset against prior payments exceeding $1.1 million made to DeLaval for issuance of three prior patents, which DeLaval has wrongfully retained. Subsequent to receiving such payments, DeLaval informed us that a number of errors had been made in the application for these patents, several of which are potentially material to the License Agreement and the underlying technology. Moreover, DeLaval failed to make one or more corrective filings within the allowable time. DeLaval has failed and refused to return or credit us for these payments. Accordingly, we have responded to DeLaval's request for arbitration and intend to defend vigorously against these claims. The arbitration is in its initial stages and thus, the outcome is uncertain.

In February 2001, we filed a complaint against 8 Cabot Road Inc. and 12 Cabot Road Inc. for breach of contract and against Susan F. Brand for breach of fiduciary duty for failure to return a $350,000 deposit held in escrow in connection with a purchase and sale agreement for property to expand our Woburn facility. The defendants have filed an answer denying our allegations and have asserted a counterclaim that we are improperly seeking a return of our deposit. We have answered the counterclaim denying the defendants' allegations. We are currently in the deposition process and intend to vigorously defend against these claims. The deposit is currently included in other current assets in the accompanying consolidated balance sheets at December 31, 2000 and 2001.

Antigenics, our Chairman and Chief Executive Officer Garo Armen, and two brokerage firms that served as underwriters in our initial public offering have been named as defendants in a civil class action lawsuit filed on November 5, 2001, in the Federal District Court in the Southern District of New York. The suit alleges that these underwriters charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the underwriters' customers based upon an agreement by such customers to purchase subsequent shares of our stock in the secondary market. We intend to vigorously defend against these claims.

(16) 401(K) PLAN

We sponsor a defined contribution 401(k) savings plan for all eligible employees, as defined. Participants may contribute up to 15% of their compensation, as defined, with a maximum of $10,500 in 2001. Each participant is fully vested in his or her contributions and related earnings and losses. Prior to January 1, 2001, we matched 100% of the participant's contribution and at that time the matching was reduced to 75%. Such matching contributions vest over four years. For the years ended December 31, 1999, 2000, and 2001, we charged approximately $145,000, $204,000, and $464,000 to operations for the 401(k) plan.

(17) SUBSEQUENT EVENT

In January 2002, pursuant to a Form S-3 Shelf Registration Statement filed on December 5, 2001, with the Securities and Exchange Commission, we sold 4,000,000 shares of our common stock, $0.01 par value, at $15.00 per share. We received net proceeds of approximately $56 million.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)	THREE MONTHS ENDED			
2001	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
Net sales	$ 883	$ 1,278	$ 794	$ 1,599
Gross profit	657	923	687	1,223
Net loss	(7,307)	(8,425)	(44,003)	(13,805)
Net loss per share, basic and diluted	$ (0.27)	$ (0.31)	$ (1.53)	$ (0.48)

	THREE MONTHS ENDED			
2000	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER31,
Net sales	$ –	$ –	$ –	$ 443
Gross profit	–	–	–	79
Net loss	(4,363)	(4,846)	(4,751)	(32,769)
Net loss per share, basic and diluted	$ (0.19)	$ (0.20)	$ (0.19)	$ (1.32)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Antigenics Inc.:

We have audited the accompanying consolidated balance sheets of Antigenics Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Antigenics Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2(s) and 3 to the consolidated financial statements, the Company adopted Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, for purchase method business combinations completed after June 30, 2001.

KPMG LLP

Short Hills, New Jersey
February 19, 2002

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on The Nasdaq National Market under the symbol "AGEN" since February 4, 2000; prior to that date there was no public trading market for the stock.

The following table sets forth the range of the high and low closing prices for our common stock for the quarterly periods during which the stock has been publicly traded:

2000	HIGH	LOW
First Quarter	$ 71.500	$ 18.250
Second Quarter	22.500	10.000
Third Quarter	21.750	12.563
Fourth Quarter	16.500	10.250

2001	HIGH	LOW
First Quarter	$ 18.188	$ 10.500
Second Quarter	21.380	12.500
Third Quarter	19.650	11.050
Fourth Quarter	18.200	12.540

As of March 19, 2002, there were approximately 3,791 holders of record and approximately 23,736 beneficial holders of our common stock.

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development of our business.

DIRECTORS AND BOARDS

DIRECTORS

GARO H. ARMEN, PH.D.
Chairman of the Board

NOUBAR B. AFEYAN, PH.D.
Senior Managing Director and CEO
Flagship Ventures

GAMIL G. DE CHADAREVIAN
Vice Chairman of the Board

TOM DECHAENE
CFO
SurfCast, Inc.

SANFORD M. LITVACK
Of Counsel
Dewey Ballantine LLP

PRAMOD K. SRIVASTAVA, PH.D.
Chief Scientific Officer
Antigenics Inc.

MARTIN TAYLOR
Chairman of the Board
WHSmith Group PLC

SAMUEL D. WAKSAL, PH.D.
President and CEO
Imclone Systems Incorporated

SENIOR MANAGEMENT

GARO H. ARMEN, PH.D.
Chairman and CEO

NEAL F. GORDON, PH.D.
Senior Vice President
Manufacturing Operations

ELMA S. HAWKINS, PH.D., M.B.A.
Vice Chairman

RUSSELL HERNDON
President and COO

JONATHAN LEWIS, M.D., PH.D.
Chief Medical Officer

PRAMOD K. SRIVASTAVA, PH.D.
Chief Scientific Officer

SCIENTIFIC ADVISORY BOARD

PRAMOD K. SRIVASTAVA, PH.D.
Chairman
Chief Scientific Officer
Antigenics Inc.

JOSHUA LEDERBERG, PH.D.
Honorary Chairman
The Rockefeller University

SIR WALTER BODMER, PH.D.
Vice Chairman
Hertford College
Oxford

HANS-GEORG RAMMENSEE, PH.D.
University of Tübingen

FELIX THEEUWES, PH.D.
DURECT Corporation

MEDICAL ADVISORY BOARD

JONATHAN LEWIS, M.D., PH.D.
Chairman
Chief Medical Officer
Antigenics Inc.

MURRAY BRENNAN, M.D.
Memorial Sloan-Kettering Cancer Center

SIMON DAVIDSON, M.B., B.CH., F.R.C.P. (C)
Children's Hospital of Eastern Ontario

JOHN MUNN KIRKWOOD, M.D.
University of Pittsburgh

LARRY KWAK, M.D.
National Cancer Institute

JUAN ROSAI, M.D.
Istituto Nazionale Tumori

DANIEL VON HOFF, M.D.
Arizona Cancer Center

PRAMOD K. SRIVASTAVA, PH.D.
University of Connecticut

CORPORATE INFORMATION

HEADQUARTERS

ANTIGENICS INC.
630 Fifth Avenue, Suite 2100
New York, NY 10111
(212) 332-4774

RESEARCH, DEVELOPMENT AND MANUFACTURING

34 Commerce Way
Woburn, MA 01801
(781) 721-3500

STOCK EXCHANGE

NASDAQ

LISTED SYMBOL

AGEN

TRANSFER AGENT

AMERICAN STOCK TRANSFER COMPANY
40 Wall Street, 46th Floor
New York, NY 10005
(718) 921-8247

CORPORATE COUNSEL

PALMER & DODGE LLP
111 Huntington Avenue
Boston, MA 02199

INDEPENDENT AUDITORS

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

ANNUAL MEETING

The annual shareholders meeting of stockholders will be held at 5:00 p.m. EDT on Wednesday, May 22, 2002, at the New York Academy of Sciences, Two East 63rd Street, New York City. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement.

If you need additional assistance or information regarding the company, or would like to receive a free copy of Antigenics' Form 10-K and 10-Q reports filed with the Securities and Exchange Commission, contact the Investor Relations Department at (212) 332-2436 or send an e-mail to ir@antigenics.com.

WWW.ANTIGENICS.COM

DESIGN: Bernhardt Fudyma Design Group PHOTOGRAPHY: © 2002 Michael McDermott Photography

ANTIGENICS

Antigenics Inc.
630 Fifth Avenue, New York, NY 10111
T (212) 332-4774 F (212) 332-4778
www.antigenics.com